Exhibit 99.2

going further

CORPORATE RESPONSIBILITY REPORT 2007

TALISMAN
ENERGY

CONTENTS	1	Report to Stakeholders	20	Security and Human Rights
	3	Corporate Governance and	24	Community and Stakeholder Relations
		Ethical Business Conduct	28	Recruitment and Retention
	5	United Nations Global Compact	32	Financial and Operating Statistics
	6	Health, Safety and Environment	35	Independent Reviewer’s Report
		Management Systems	36	Performance Data Tables
	8	Occupational Health and Safety	41	GRI Reference Indicators
	12	Emissions	42	Advisories
	16	Exploration and Development	44	Glossary and Abbreviations
		in Sensitive Areas

We Want to Hear From You

Questions and views on the Report and on Talisman’s corporate responsibility efforts may be directed to the Senior Manager of Corporate Responsibility and Government Affairs at: Talisman Energy Inc., 3400, 888 - 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5. Telephone: 403-237-1234 Facsimile: 403-237-1902 E-mail: tlm@talisman-energy.com

Talisman has produced a separate Annual Report Summary and Annual Financial Report. These reports are available by contacting the Company and can also be viewed or downloaded at www.talisman-energy.com

2007 CORPORATE RESPONSIBILITY REPORT     1

  Report to Stakeholders

I am pleased to present Talisman Energy’s eighth Corporate Responsibility Report and my first as President and CEO. Since arriving at Talisman in September 2007, I have been pleased to see the emphasis the Company places on corporate responsibility, an area I view as particularly important to our industry.

As an independent exploration and production company, Talisman is active in 17 countries around the world. I believe that to thrive and grow in the long-term, our Company must contribute positively to the issues that impact the communities and societies where we operate, as well as deliver our specific business objectives.

A building concern over the warming of the planet and its causes is resulting in increased scrutiny of our industry. At the same time, global economic growth is driving increasing demand for oil and gas. To meet that demand, energy companies have had to extend into newly prospective areas and countries, as well as deploy new technologies to improve recovery from existing reservoirs. The technological challenges of these new areas, and the above ground risks they present are increasing all the time. All these issues directly affect the energy industry and have the potential to impact Talisman’s ability to grow, access capital and create shareholder value.

To meet these complex challenges, we believe Talisman must

•   continuously improve the safety, well-being and development of our staff;

•   be founded in clear, global values and ethical standards;

•   respect the environment in which we operate and work to minimize our impacts over time; and

•   work proactively to align our interests as a company with the interests of the societies and communities within which we work.

Companies that manage these challenges well, will, in the long-term, develop a competitive advantage in accessing new opportunities and attracting capital as well as talented people. Talisman’s operating experience and practices have put the Company on this path. We have a good platform today, with programs and activities that address many of our objectives. We have made notable progress in a number of areas, including our management of issues related to human rights and transparency. This was evidenced in January 2008 when Talisman became the first Canadian company invited to join the Voluntary Principles on Security and Human Rights Plenary Group and by the Company’s inclusion in the Dow Jones Sustainability (North America) Index and Jantzi Social Index in 2007.

However, there is still work to be done. As the Company continues to grow and execute its strategy around the world, we must ensure our corporate responsibility program is fully integrated into all of our business activities. In addition to this ongoing work, I have also chosen to focus our attention on two priorities in 2008.

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2007 CHALLENGES AND OPPORTUNITIES

•   Became the first Canadian company to join the Voluntary Principles for Security and Human Rights Plenary Group.

•   Became an official member of the Vietnam local Global Compact network.

•   Introduced global environmental objectives as a first step in Talisman’s efforts to set and publicly report corporate performance targets.

•   Recorded one fatality in 2007.

•   Initiated a review of process safety management across our global operations.

•   Achieved full operations at the Beatrice Wind Farm Demonstrator Project.

•   Invested approximately $6.2 million in education, health, safety and environment-related community initiatives worldwide.

•   Talisman’s earnings from continuing operations in 2007 were $978 million ($0.95/share) compared to $1,501 million ($1.37/share) the previous year.

A Focus on Safety

The Company has a good safety record, but I am determined that we will have no room for complacency, and we will strive to continuously improve our systems and processes in this area.

Tragically, we had a fatal accident at our Bleo Holm facility in the North Sea in early 2007, where one person lost his life. We are in the process of implementing a series of changes to address the findings of the investigation of this accident. We also recorded 18 very high severity potential incidents during the year. These are incidents that had the potential for, but did not actually result in, serious injury to personnel.

In addition to improving our systems and procedures to address personal safety in 2008, we will extend our systems to more fully address issues of process safety. Several of the high potential incidents we recorded during 2007 related to the unplanned release of hydrocarbons into the environment. Process safety addresses the potential for such unplanned releases and sets in place systems to manage this risk.

Enhancing our Management Systems

During 2008, we will also work to enhance our company-wide management systems around health, safety and environment and corporate responsibility. Consistently applied and clearly defined management systems are central to improving performance.

We began revising our health, safety and environment management systems in 2007 and we will enhance our corporate responsibility management system starting this year. This will allow us to better support our operational activities and further define and track a relevant set of company-wide key metrics.

Looking Ahead

I am confident we can continue to build on the strong platform the Company has created since its inception in 1992. Our employees around the world share a set of Talisman values, work consistently to our code of ethics, and are determined to continuously improve our performance.

It is because of this spirit and dedication that I think our 2007 Corporate Responsibility Report is so appropriately titled. “Going Further” is about building on our foundation and further integrating our corporate responsibility commitments into our decision-making and day-to-day activities, ultimately resulting in more profitable and sustainable operations around the world.

I invite you to read our Report and judge our performance for yourself.

Talisman’s 2007 Corporate Responsibility Report has been prepared in accordance with the Global Reporting Initiative (GRI)s G3 Sustainability Reporting Guidelines, Application Level A+. Visit www.globalreporting.org or see page 41 for more information about the GRI.

John A. Manzoni
President and CEO
Talisman Energy Inc.

March 7, 2008

2007 CORPORATE RESPONSIBILITY REPORT     3

  Corporate Governance and Ethical Business Conduct

Talisman’s commitment to corporate governance and corporate responsibility contributes to the creation of long-term value for our shareholders.

Talisman’s Board of Directors sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of Company assets. The Board oversees the conduct of the business and of management, which, in turn, is responsible for developing long-term strategy and conducting the Company’s day-to-day business.

The Board ensures systems are in place to manage risks and, through the President and CEO, sets the attitude and disposition of the Company toward environmental, health and safety policies, regulatory compliance and financial practices and reporting.

Responsibility for Talisman’s social, health, safety and environmental performance rests with the Board of Directors. Comprehensive corporate responsibility reviews and country-specific updates are provided to the Board of Directors annually. Health, safety and environmental reports are also provided to the Board of Directors at each regularly scheduled Board meeting. Other reports are provided throughout the year as appropriate. Talisman’s approach and commitment to corporate responsibility and ethical business conduct is clearly stated in its Policy on Business Conduct and Ethics (PBCE).

PBCE

Talisman’s PBCE is a statement of the ethical principles to which the Company is committed and is supported by the Company’s internal controls system. The PBCE sets out the Company’s expectations for business conduct including ethical business conduct; personal conduct; employee practices; health, safety and environment; human rights; and community relations. Every employee is required to read the Policy as a condition of employment and understand how it relates to his or her business dealings. The Policy can be found on the Company’s internal and external websites and copies have been translated into relevant local languages, including English, Spanish, Indonesian, Norwegian and Arabic, for use in Talisman’s international offices.

Breaches of the PBCE

All employees are required to promptly report any observed breaches of the PBCE. The Governance and Nominating Committee of the Company’s Board of Directors must approve any waiver of any of the provisions of the PBCE for a director or an executive officer. Material departure from the PBCE by a director or officer, which constitutes a material change to the Company, will be promptly disclosed. Breaches of the PBCE are dealt with by senior management, including the application of the Company’s Progressive Discipline Procedure, which is available to all employees through the Company’s internal website.

COMPLIANCE CERTIFICATION
KEY PERFORMANCE INDICATORS

4,486	Total number of Compliance Certificates received in 2007 from employees and contractors pursuant to the PBCE
2,723	Number of Compliance Certificates received from North America
1,071	Number of Compliance Certificates received from the North Sea
650	Number of Compliance Certificates received from Southeast Asia
42	Number of Compliance Certificates received from the rest of the world
9	Number of potential exceptions [1] to the PBCE (compared to 11 in 2006)

1   All potential exceptions to the PBCE were assessed or investigated and found to be immaterial. Talisman values employee good faith actions and does not tolerate retaliation of any kind for reporting exceptions. All reported exceptions are promptly assessed, investigated and treated confidentially.

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POLITICAL CONTRIBUTIONS

In 2007, Talisman made no political contributions at the federal level in Canada. At the provincial level, contributions totaling $39,600 were provided to both the governing and opposition parties in British Columbia (BC), Alberta, Saskatchewan and Ontario. Fortuna Energy Inc., also made modest contributions totaling $1,000 to New York state politicians. No political payments or contributions were made in other international operating areas. In accordance with the Company’s established guidelines, Talisman’s President and CEO must authorize all political contributions made on the Company’s behalf.

Audit, Training and Compliance

The Company tests its business activities annually against standards adopted in the PBCE. All employees, officers, the Board of Directors and some significant contractors are required to complete an automated Compliance Certificate annually, certifying observance of the PBCE while noting any exceptions. Compliance Certificates are returned directly to the President and CEO. The President and CEO also completes a Certificate of Compliance and provides it to the Chairman of the Board of Directors.

Disclosure Policy

Talisman’s management has long had disclosure procedures in place governing the review and release of public corporate disclosure. In 2007, those procedures were codified in Talisman’s Disclosure Policy. The Disclosure Policy covers the disclosure of information intended to be accessible by the public and applies to employees and directors of Talisman and its subsidiaries, as well as to third parties representing the Company. It is designed to ensure the timely disclosure and proper use of information. It also provides guidance for communications to investors, industry analysts, members of the media and the investing public, and ensures compliance with applicable legislation.

Insider Trading Policy

In 2001, the Company adopted an Insider Trading Policy to ensure legal trading in securities by employees, officers, directors, advisors and persons who are aware of material facts or changes that are not yet available to the public. The Company has now updated its Insider Trading Policy to reflect recent legislative amendments and best corporate governance practices. In particular, blackout periods have been extended and the type of securities covered by the prohibition have been expanded.

Corruption Case Dismissed

In January 2007, a Trinidad and Tobago magistrate dismissed a corruption case against a former energy minister because of insufficient and unreliable evidence.

The dismissal of the case stems from accusations against two public officials in 2005 alleging they had received illegal payments from a Trinidad-based corporation that provides local labour services. This labour services company had been retained by an independent seismic contractor that Talisman utilized in the course of its seismic acquisition program in the Eastern Block in Trinidad.

As a result of the allegations, Talisman conducted a review of its procurement procedures and financial records, and those of its subsidiaries, to ensure that its prescribed corporate policies were followed with respect to the relationship with the independent seismic contractor. Nothing of concern was identified by this review.

2007 CORPORATE RESPONSIBILITY REPORT     5

  United Nations Global Compact

Talisman has been a signatory to the United Nations’ (UN) Global Compact since 2004. The following highlights our activity in support of the Global Compact in 2007.

In January, Talisman joined institutional investors, academics, business and civil society experts at the Responsible Investment in Weak or Conflict Prone States event in New York. These participants, with support from the UN Global Compact Office and Principles for Responsible Investment Secretariat, agreed to develop a common framework for responsible investment in weak states.

In March, Talisman participated in the World Petroleum Council and the UN Global Compact’s Responsible Business Practices in the Oil & Gas Sector – Implementing the Global Compact Principles forum in Kuala Lumpur for national and international oil companies operating in Asia. Participants shared practical experiences in managing the challenges and opportunities in implementing the Global Compact principles throughout their operations.

In September, Talisman’s Vietnam subsidiary became an official member of the Vietnam local Global Compact network.

Global Compact 10 Principles

Summarized below are the Global Compact’s 10 principles, GRI reference indicators and page numbers to find more information and data regarding each principle in this Report.

		GRI Indicators	Pages
1	Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence.	HR1, HR2	20-23
2	Businesses should make sure that they are not complicit in human rights abuses.	HR8, HR9	20-23
3	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.	HR5	31
4	Businesses should uphold the elimination of all forms of forced and compulsory labour.	HR7	28-31
5	Businesses should uphold the effective abolition of child labour.	HR6	28-31
6	Businesses should eliminate discrimination in respect of employment and occupation.	HR4	28-31
7	Businesses should support a precautionary approach to environmental challenges.	EN1-EN30	12-20
8	Businesses should undertake initiatives to promote greater environmental responsibility.	EN1-EN30	12-20
9	Businesses should encourage the development and diffusion of environmentally friendly technologies.	EN1-EN30	12-20
10	Businesses should work against all forms of corruption, including extortion and bribery.	SO2-SO4	4

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Health, Safety and Environment
Management Systems

Improving Our Health, Safety and Environmental (HSE) Management Systems

Talisman began a number of broader corporate HSE improvement initiatives in 2007. These include a global review of process safety management systems, improvements in corporate HSE performance metrics and reporting, improvements in reporting serious incidents worldwide, and standardization of incident investigation practices. In addition, Talisman is currently reviewing and updating its corporate HSE policy and will be conducting a comprehensive review of the Company’s global HSE structure and management systems. This will deliver a strengthened corporate HSE function and improved standardization of key HSE management systems and processes worldwide.

2007  CORPORATE RESPONSIBILITY REPORT     7

Global Process Safety Management Review

In 2007, Talisman initiated a review of process safety management systems across its global operations. The objective is to evaluate whether current safety standards and practices should be enhanced to better manage the risk of a major process safety incident and to make improvements where necessary. The review involves a gap analysis of current safety standards and practices against a set of internationally recognized process safety standards, followed by verification of select process safety management systems at operating sites in each of the Company’s operating regions. Gap analysis and verification work was completed in North America and Southeast Asia in 2007. Work in the North Sea will be completed in 2008, with final reporting and recommendations delivered by mid-year.

Improving Safety Performance Measurement

In 2007, Talisman began reviewing opportunities to broaden and standardize the leading and lagging safety performance measures reported to senior management and the Board to give an improved view of safety and loss control performance globally. This will include specific process safety measures such as integrity inspection and maintenance backlogs. Improvements will be implemented in 2008.

Environmental Objectives

In 2007, Talisman more clearly articulated its global environmental objectives as part of ongoing internal discussions regarding performance objectives and targets.

In 2007, Talisman initiated a review of process safety management systems globally.

Environmental Consents

•      We will obtain environmental permits, licences and other operational consents required by regulation.

•      Terms and conditions of all environmental consents will be met through integration into project and annual plans.

•      Consent expiry dates will be tracked to promote timely renewal.

Project Planning

•      Seismic, drilling and construction projects worldwide will continue to be supported by an appropriate level of environmental planning to identify environmental risks and implement strategies to minimize potential impacts. This may involve baseline environmental studies, formal or informal environmental impact assessments and attendant protection plans, depending on the local environmental setting and sensitivities.

•      Asset and corporate acquisitions and divestments will be subject to environmental due diligence to identify and properly account for attendant environmental liabilities.

Construction Practices

•      Land surface areas to be cleared or otherwise disturbed are to be kept as small as safely and operationally possible.

•      Topsoil is to be salvaged for use in site reclamation.

•      Surface water run-on and run-off and erosion will be properly controlled.

•      Sensitive environmental features will be avoided through routing and schedule adjustments and the use of directional drilling techniques.

•      Pipeline stream crossings will be drilled or bored where appropriate.

•      Environmental inspectors will be employed to monitor and guide work in sensitive locations.

Energy Efficiency

•      We will seek economically viable opportunities to reduce energy consumed in production and optimize energy produced and delivered to market.

Atmospheric Emissions

•      We will continue to quantify atmospheric emissions to ensure that we

•     comply with regulated allowances;

•     manage emissions credits, offsets and associated financial compliance obligations and opportunities;

•     effectively respond to emissions trading markets;

•     identify and strategically manage business risks or opportunities associated with our emissions; and

•     clearly report our emissions to stakeholders.

•      We will work to identify and reduce fugitive emissions through normal process efficiency improvements.

Water Resources

•      We will strive, where economically and operationally practical, to reduce the concentration and total quantity of oil or other contaminants in waters that we discharge.

•      We will seek viable opportunities to minimize consumptive use of freshwater in drilling and production operations.

Spills

•      We will minimize spill risk and environmental impact through

•     routine risk assessment identifying critical equipment and controls;

•     systematic integrity inspection of critical equipment, including vessels, tanks, valves and pipelines;

•     procedures to identify and secure all critical equipment; and

•     ensuring competent operators through appropriate training.

•      Maintenance of spill contingency plans and access to spill containment and cleanup equipment, trained personnel and other key resources.

Waste Management

•      We will minimize waste generation as economically and operationally practical.

•      We will reduce the amount of waste consigned to landfill through good practice of waste segregation and use of local recycling opportunities.

•      We will minimize the environmental impact from waste disposal.

Chemical Use

•      We will reduce the use of hazardous chemicals in our operations by identifying viable less harmful alternatives.

Reclamation and Remediation

•      We will safely decommission and abandon inactive wells and facilities, ensuring appropriate reclamation of the land surface or seabed as part of the process.

Stakeholders

•      We will respect our neighbours where we work and live and will actively and openly consult with stakeholders on environmental matters relating to our operations.

Reporting

•      We will report our environmental performance to government and the public through our Corporate Responsibility Report.

Environmental Management

•      We will systematically manage environmental issues in order to meet our objectives and improve our environmental performance.

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Occupational Health and Safety

Fatalities

Although Talisman strives to reach a point where accidents do not occur, tragically, the Company recorded one fatality in 2007. On January 6, contractor Matthew Grey died from his injuries after being struck by a metal clamp that came free while being lifted out of a tank on board the Bleo Holm floating production storage vessel in the North Sea. A second contractor suffered an arm injury during the incident.

Through detailed and comprehensive investigation of this incident, Talisman identified opportunities to improve certain procedures and controls, particularly in the areas of lifting, rigging and work permitting. The relevant procedures and processes have since been upgraded, verified and rolled out across all Talisman operating sites.

2007 CORPORATE RESPONSIBILITY REPORT      9

Talisman also recorded 29 lost time injuries in 2007 and 18 incidents of very high severity potential across our global operations. Many of these incidents were related to dropped objects. See page 11 for more information.

Talisman investigates all incidents, including every fatality, life-threatening occupational injury, lost time injury and incidents of very high severity potential to ensure that changes are made to the Company’s processes that will ensure the health and safety of our workforce. Daily safety vigilance is required at all levels of the organization and efforts to improve are being made through safe work behaviour and practices, site visits, employee education and training, management tours, reporting and, most importantly, individual commitment.

Major Incidents of Non-Compliance

For the purposes of reporting, Talisman defines major incidents of non-compliance as any health, safety or environmental non-compliance event leading to charges against Talisman by regulatory authorities. In 2007, the Company did not record any major incidents of non-compliance, although Talisman expects to be charged in 2008 in connection with the fatality on board the Bleo Holm. The Company also anticipates a similar outcome stemming from an incident in August 2006, when a contract employee’s leg became trapped against a jacking point during the installation of a turbine at Talisman’s Beatrice Wind Farm Demonstrator Project.

Safety Improvements in North America

Talisman’s Safe Production initiative continued across the Company’s North American Operations (NAO) in 2007. Through the Safe Production initiative, Talisman aims to identify significant improvement opportunities and to implement these consistently across its operating sites, consistent with the NAO vision and strategy for safety and loss control developed in 2006.

The Safe Production initiative is helping the Company deliver important improvements in the areas of training, new worker competency assurance, recognition of safety-appropriate behaviour, contractor safety management and the safe operation of motor vehicles. New, comprehensive safe driving standards are particularly important considering NAO field personnel drive approximately 20 million kilometres annually. The senior leaders group responsible for the Safe Production initiative held two workshops in 2007 to monitor progress and discuss new priorities.

Work to standardize safety and loss control key performance indicators (KPIs) reported by the NAO operating areas was initiated in 2007. Training leaders and front-line personnel in behaviour-based safety leadership principles continued as well. 300 leaders and field foremen from the NAO drilling completions and facilities department participated in this training in 2007 and more than 90% of all field production operations and maintenance personnel have taken this training to date.

Where Talisman has operating control, the Company has developed and implemented written standards, practices and plans to communicate expectations and guide operational safety and loss control activities.

OCCUPATION HEALTH AND SAFETY
KEY PERFORMANCE INDICATORS

1	Fatality
0	Life-threatening occupational injuries
29	Lost-time injuries
18	Incidents of very high severity potential

10     2007 CORPORATE RESPONSIBILITY REPORT

GLOBAL SAFETY IMPROVEMENTS

The Company continues to seek ways to improve employee and contractor health and safety globally. Talisman believes communication and shared learning are fundamental to this improvement. In 2007, Talisman initiated a new corporate protocol for communicating information regarding high profile safety and environmental incidents. The new system ensures more immediate notification of the executive and country managers and more consistent follow up with the regions to promote awareness and sharing of lessons learned.

Safety Stand Downs

Talisman joined more than 200 oil and gas companies in the oil and gas industry’s annual Safety Stand Down Week in Western Canada. The objective of Safety Stand Down Week is to create time for face-to-face safety dialogue between oil industry leaders and front-line workers at the jobsite. Talisman’s NAO drilling department leaders visited 55 job sites and met with approximately 500 contractor personnel to discuss safety and promote Talisman’s efforts for behaviour-based safety improvements. Key messages delivered by Company leaders included personal responsibility for safety; continuous, integrated improvement of operations and safety performance; the North American Operations Safe Production philosophy; zero tolerance for drugs and alcohol; right to refuse unsafe work; and consistent use of seat belts while driving.

Alcohol and Drug Policy Launched

Substance abuse is a growing social issue and the impact on workplace safety and productivity is well-documented. To better manage alcohol and drug-related challenges in our workplaces, Talisman launched a comprehensive new Alcohol and Drug Policy across its Canadian operations in 2007. The policy has been supported by education and awareness initiatives, including mandatory training for all employees and select contractors in Canada. The policy provides clear guidance on such matters as investigation of potential policy violations, alcohol and drug testing, searches, social and business hosting, driving infractions, and treatment and support services. The policy will contribute to a safer, healthier workplace through deterrent effects and improved identification and management of substance-related problems in the workplace.

Workplace Safety Improvements in the United Kingdom

In 2007, 138 offshore and site supervisors attended eight Leading Safely courses designed to help front-line supervisors lead and motivate their teams to achieve high levels of performance in all aspects of operations and, in particular, those that involve HSE. The four-day course improved understanding and skills in dealing with such topics as leadership, teamwork and motivation. In 2007, the course was lengthened to allow extra time on key subjects such as communication and human factors case studies.

Advanced Safety Representative and Environmental Champions Training

In 2004, Talisman launched a course in the United Kingdom (UK) for safety representatives to help employees improve their personal effectiveness in accident investigation, use of internal technical systems and making presentations. This course was modified in 2006 to include environmental champions. The program continued in 2007, when 66 personnel attended four courses.

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HANDSAFE+

In 2007, Talisman launched HANDSAFE+ in the UK to raise employee awareness and ultimately reduce the number of hand and finger injuries. Building on the success of Talisman’s first HANDSAFE campaign, which ran in 2005 and 2006, HANDSAFE+ specifically targeted well and drilling operations on Talisman sites. The original HANDSAFE campaign will be relaunched across all sites in 2008. The program will be delivered via volunteer worksite champions and will build on the valuable experience gained in the original campaign. Key focus areas will be communication, risk identification and hand placement.

Health and Wellness Promotion Recognized

Talisman’s Aberdeen office retained its Gold Award status under Scotland’s Health at Work Scheme, recognizing excellence in health and wellness promotion in the workplace. The Company’s Claymore and Auk offshore installations received Silver Awards through the Scheme.

Safety Improvements in Norway

Talisman continues to implement a long-term plan to improve its HSE performance, focusing on management and verification, leadership training, improved availability of key documents, risk management training for all operations personnel and dropped object prevention.

In 2007, Talisman completed an employee safety perception survey. While results from the survey are still being processed, early indications reflect an engaged and interested workforce and a strong management focus on health and safety issues.

Talisman also recently developed and pilot tested a combined Internet and classroom training program in incident investigation. The program will be rolled out to all operating sites in 2008. Other occupational health and safety activities in Norway include upgrading aspects of Talisman’s HSE management systems dealing with contractor competency, emergency response training, and delivery of a new leadership training program focused on safety, incident investigation and risk management.

Safety Improvements in Malaysia

In 2007, Talisman completed six emergency response training sessions for members of the onshore emergency response team in Kuala Lumpur. The Company also introduced its HANDSAFE program at all Malaysian operating sites. Other health and safety activity included a full-day safety improvement workshop with fabrication contractors and their key subcontractors at Pasir Gudang in June. The workshop focused on the proper use of personal protective equipment and the importance of good housekeeping. Audiometric examinations have been completed for all personnel working offshore at PM-3 CAA and South Angsi. Training in chemical handling, emergency first aid and incident investigation was also delivered.

Offshore workers potentially exposed to mercury contamination during a planned shutdown at Talisman’s PM-3 CAA offshore site were subject to biological testing both before and after the shutdown. Mercury exposure controls and pre-shutdown biological sampling were implemented in advance of the recent planned shutdown, consistent with Talisman’s mercury management plan. Post-shutdown biological testing confirmed that controls put into place to prevent mercury exposure were highly effective.

STOPDROP

Dropped objects have been one of the most frequent sources of high severity potential incidents at Talisman’s offshore operations. To address this, Talisman launched its STOPDROP safety campaign in the UK and Norway to reduce the frequency of dropped object incidents offshore. In 2007, comprehensive structural and equipment inspection programs were established to identify and mitigate potential dropped objects at the operating sites.

The STOPDROP campaign will now focus on the behaviours that typically lead to dropped objects, including lifting, manual handling and work site tidiness. A further implementation workshop is also planned to launch a prevention of dropped objects management system, which is designed to support personnel in organizing, recording and tracking completion of actions arising from inspections. Efforts to fully integrate the prevention of dropped objects into the Talisman Safety Management System continued in early 2008.

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Emissions

Strategic Approach to Climate Change

Greenhouse gas (GHG) emissions and climate change pose regulatory and reputation risks to the energy industry, with implications on the financial markets and corporate performance. Talisman’s actions to address these risks includes: 1. monitoring and participating, where necessary, in the development of provincial, national and international regulatory initiatives such as the EU Emissions Trading System (ETS); 2. improving our emissions reporting systems, including third party auditing of management systems; 3. developing environmentally innovative projects such as the Beatrice Wind Farm Demonstrator Project and cogeneration facilities in Western Canada; 4. studying the use of a Clean Development Mechanism (CDM) Project in Southeast Asia to generate certified emissions reductions (CER) for use in Canada and the North Sea; and 5. investing in research and development in emissions management technology.

2007 CORPORATE RESPONSIBILITY REPORT     13

Talisman will continue to develop its strategy to proactively respond to stakeholder concerns and enhance long-term shareholder value. Talisman’s approach will evolve over time as the regulatory, fiscal and technological framework becomes clearer.

Canadian Regulatory Framework for Air Emissions

In April 2007, the Canadian government released its Regulatory Framework for Air Emissions, which sets out how the Canadian government intends to manage GHG and air pollutant emissions between now and 2020. The framework serves as the foundation for more detailed air emissions regulations starting in 2008.

One key component of this new framework is a set of intensity-based reduction targets for GHG emissions, which is a departure from the absolute reduction targets required under the Kyoto Protocol. The framework establishes a 2010 implementation date for greenhouse gas emission-intensity reduction targets in upstream oil and gas and other industrial sectors. By 2010, all eligible facilities are to have reduced their emissions intensity by 18% relative to the 2006 baseline. An incremental 2% reduction is required annually thereafter. Compliance options might include energy efficiency measures, emissions trading, the purchase of certain types of CDM credits and contributions to an independently managed climate change technology fund.

Alberta’s Climate Change and Emissions Management Amendment Act

In March 2007, the Alberta government introduced its Specified Gas Emitters Regulation as part of the province’s Climate Change and Emissions Management Amendment Act. This new regulation requires industrial emitters of GHG to reduce their emissions as of July 2007. Facilities that emit more than 100,000 tonnes per year of CO2 equivalent are required to measure and report their baseline emissions intensity based on the average emissions and production data from 2003 to 2005, then reduce their net emissions intensity by 12% from the baseline by the end of 2007.

Compliance options include internal reductions, purchasing Alberta-based offsets or contributing to the government-managed Carbon Research Fund at a cost of $15 per tonne. Talisman currently has only one facility, its Edson gas plant, that exceeds the 100,000 tonne threshold.

While many important details are currently lacking in both the Canadian and Alberta proposals, the cost to Talisman is not likely to be material. Talisman will continue to engage the federal and provincial governments and evaluate regulations as they evolve.

EU Emission Trading Scheme Phase II Impacts

On January 1, 2008, Phase II of the EU ETS scheme came into effect. In the UK, third party verification of the Company’s carbon dioxide emissions are completed annually. Fuel gas and diesel metering upgrades have also been completed. Talisman regularly forecasts emissions, compares forecasts against actual performance and allowances and validates forecast methodologies. The Company’s CO2 allowances exceeded emissions in 2007. Forecasts predict Talisman will be in a minor deficit position in 2008. This will be rectified through capital investment or trading.

In Norway, prior to 2008, Talisman’s installations were subject to a carbon emissions tax, which was not significant to the Company. Beginning in 2008, the Norwegian government expanded its existing national emissions trading system for greenhouse gases, linking it to Phase II of the EU ETS. The expansion of the Norwegian national emissions trading system results in the inclusion of Talisman’s Norwegian installations in Phase II of the EU ETS, making emissions subject to third party verification. Beginning in 2008, Talisman’s Norwegian installations must purchase emissions credits corresponding to their total annual emissions. Talisman must also continue

TALISMAN RECOGNIZED AS CLIMATE DISCLOSURE LEADER

In August 2007, Talisman was listed on the TSX 200 Climate Disclosure Leadership Index. This Index is comprised of 15 companies, traded on the Toronto Stock Exchange, judged to have made the best submissions to the Carbon Disclosure Project (CDP). The CDP is a collaboration of institutional investors whose aim is to raise awareness about the risks and opportunities presented by climate change. It represents 315 global investors that have $41 trillion in assets under management. For more information, read the Company’s CDP response at www.talisman-energy.com.

ENERGY AND EMISSIONS KEY PERFORMANCE INDICATORS

96,273,000 Energy use (gigajoules)
10,324,000 CO2 equivalent emissions (Tonnes)
8,087,500 CO2 emissions (Tonnes)
101,340 CH4 emissions (Tonnes)
351 N2O emissions (Tonnes)

14     2007 CORPORATE RESPONSIBILITY REPORT

EMISSIONS REDUCTION TARGETS

Talisman supports sensible, economic measures that will improve our energy efficiency and reduce emissions. Energy efficiency expectations are integrated into the Company’s daily business operations and facilities. In cases where regulatory frameworks apply an emissions target to a facility, that target is integrated into the facility’s business operations and acknowledged at the corporate level. Talisman complies with all regulatory emissions limits and pursues voluntary emissions reduction opportunities. For more information, read our Carbon Disclosure Project response on www.talisman-energy.com.

to pay the carbon emissions tax in Norway. However, Talisman does not expect Phase II compliance costs to be material because the Norwegian government will reduce the carbon emissions tax to ensure that total costs of the carbon emissions tax and emissions credit purchases will be similar to the pre-2008 costs.

CO2 Emissions in Southeast Asia

Talisman’s PM-3 CAA project offshore Malaysia and Vietnam is a significant source of the Company’s global CO2 equivalent emissions, accounting for approximately 5.2 million tonnes of CO2 equivalent emissions in 2007. This represented more than half of the Company’s global CO2 emissions last year. Given that petroleum reservoirs found throughout Thailand, Malaysia, Indonesia, Vietnam and China are particularly CO2-rich, this was not unexpected. Further contributing to the increase in emissions was the startup in 2007 of the new BRE gas processing plant and the accompanying production increase.

The Company recognizes that this growing volume of emissions is a significant issue that needs to be addressed. Although standard industry practice in the region is to routinely flare gas and vent CO2, the Company believes it may have a long-term solution that would significantly reduce its CO2 venting at the project. During PM-3 CAA construction, provisions were made that would allow for the reinjection of the almost pure stream of CO2 and Talisman has begun studying if there is feasibility in reinjecting CO2 emissions into older depleted gas reservoirs near the existing facilities.

Although, currently, the fiscal and regulatory regimes throughout the region make no provision for CO2 reinjection, Talisman believes that CO2 reinjection at PM-3 CAA may qualify as a CDM project under the still-developing international climate change framework. CDM projects generate a material volume of CER credits, which could be sold into the market or used to retire regulatory obligations elsewhere. Such a CDM project at PM3-CAA would require the agreement of the governments of Malaysia and Vietnam.

Talisman continues to evaluate the potential for reinjecting CO2 at PM-3 CAA and is continuing to monitor the development of the applicable CDM mechanisms and processes. There are several evolving factors associated with a potential CDM project related to timing, process, definitions, methodologies and economics that are applicable to the geological storage of CO2. There is also uncertainty as to the long-term market value for CER credits. Talisman will continue to assess these various factors on an ongoing basis.

Significant Milestones, Economic Challenges Face Beatrice Wind Farm Demonstrator Project

Talisman’s Beatrice Wind Farm Demonstrator Project achieved three significant milestones in 2007, including first power in May, installation of the second turbine in July and full operations in November. By year-end, the turbines could provide up to 80% of the Beatrice platform’s daily electricity requirements via subsea cable.

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The two 87-metre high, 5 MW wind turbines located 25 kilometres off the east coast of Scotland are the biggest offshore wind generators ever constructed. The project is a joint venture between Talisman and Scottish and Southern Energy to test wind power technology in deeper water far from shore.

Over the next three to five years, Talisman will monitor the technical performance and environmental impacts of the Project to gain a better understanding of the potential of large-scale offshore wind farm developments as a practical and economic source of renewable energy.

The turbines have been wired from seabed to blade tip through the use of SCADA control systems. These fiber optic cable and strain gauges, used by Talisman and its partners in the DOWNVInD (Distant Offshore Windfarms with No Visual Impact in Deepwaters) Research and Technology Development program, will monitor the structural stresses in the turbines resulting from wind and waves. The data gathered in the monitoring program will allow the Company to compare actual performance data with the models created prior to installation.

Although the monitoring program has demonstrated the wind potential of the Moray Firth, with capacity factors of 50-55%, compared with 40% assumed in initial projections, the operating performance of the turbines remains to be assessed to determine the electrical output of the turbines. The project has cost $90 million or about $9 million per megawatt of installed generating capacity. Comparatively, most gas-fired power stations cost less than $1.5 million per MW installed energy to build, thus significant economic barriers remain.

Talisman continues to consider the construction of a full-scale offshore wind farm of up to one gigawatt output linked to the Beatrice platform. A commercial venture of this size could generate almost 20% of Scotland’s current electricity demand (enough energy to power a million average UK homes). However, this vision of a commercial wind farm can only be realized if costs can be brought down.

The Company believes that scale, increased government incentives for wind energy, improving technology (including larger, higher output turbines and reduced production and operating costs) may improve the economics of constructing a large-scale wind farm. However, until those issues are addressed, thoughtful deliberations regarding the project’s renewable energy production output, potential revenue generation and future capital requirements are needed.

Talisman’s Beatrice Wind Farm Demonstrator Project is a central part of DOWNVInD, which includes 18 different organizations from six European countries and has received funding from the Scottish Executive, the UK Department for Business, Enterprise and Regulatory Reform and the European Commission.

North Sea Expertise Delivers Wind Farm

Two of the biggest challenges during the construction of the Beatrice Wind Farm Demonstrator Project were building the substructure jackets used to support the turbine towers and fastening the towers to the seabed. Working with Scotland-based Burntisland Fab Ltd., Talisman and its partners applied offshore oil and gas solutions to their renewable energy challenges. The resultant substructure jacket and the process to install the towers to the seabed were wind technology world firsts. Specialized cranes and vertical slings were used to assemble the turbines onshore. Once fully assembled, the turbines were transported to the Beatrice site by specialized floating vessels. The project has shown a successful interface between the oil and gas business and the renewable energy industry, presenting new opportunities for investment and employment in the North Sea.

TALISMAN’S BEATRICE WIND FARM DEMONSTRATOR PROJECT BY THE NUMBERS

70	Subsea jacket height (metres)
44	Piles installed below seabed level (metres)
59	Tower height (metres)
87	Overall hub height above sea level (metres)
62	Rotor blade length (metres)
235	Overall height from subsea to rotor blade tip (metres)
125	Weight of rotor blades and hub (tonnes)
305	Weight of turbine (tonnes)
225	Weight of tower (tonnes)
760	Weight of subsea jacket and associated equipment (tonnes)

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  Exploration and Development in Sensitive Areas

Operating in Environmentally Sensitive Areas

Seismic, construction and drilling projects worldwide are supported by environmental planning to identify environmental risks and implement strategies to reduce potential impacts. This may involve baseline environmental studies, formal or informal environmental impact assessments and attendant protection plans, depending on the local environmental setting and sensitivities. Talisman carefully plans all construction projects and seeks ways to reduce environmental impact. Talisman minimizes the size of areas to be cleared or otherwise disturbed, salvages topsoil for eventual use in site reclamation and properly controls run-off and erosion.

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Efforts are made to avoid sensitive environmental areas through routing and schedule adjustments and the use of directional drilling techniques. In some cases, wells can be drilled from common pads to minimize the environmental footprint in a given area and most pipeline stream crossings are drilled or bored. To assist in monitoring our efforts, environmental inspectors are hired to guide work in sensitive areas.

Minimizing Environmental Impacts in Peru

Few areas in the world require higher levels of environmental planning and protection than the Marañon Basin in northwestern Peru. To minimize the impact of Talisman’s exploration programs on the local ecosystem, the Company used sound industry management practices. No roads were built as materials for the seismic programs were brought in by helicopter or barge.

More than 400 local labourers from 18 surrounding indigenous communities and five indigenous federations were hired for the Block 101 seismic program. In addition, five community members were hired and trained as environmental observers to verify Talisman’s compliance with agreed environmental protection standards, ensure operations were conducted in a transparent way and allow concerns to be effectively communicated to operations managers. Talisman also contracted an environmental service company to provide additional assurance that the contractor was carrying out the seismic program according to Talisman’s HSE expectations.

During Block 101 seismic operations, Talisman ensured minimal disturbance during line clearing. In fact, 996 kilometres of seismic lines were opened, primarily through use of hand clearing methods. Line widths were limited to 1.5 metres or less and trees with a breast height diameter of 20 centimetres or greater were avoided. These measures helped to minimize impacts associated with the operations and allow for rapid recovery of the affected area. A thorough abandonment and restoration program was also implemented, including revegetation of deforested areas (such as camps and helipads) with native species and long-term commitments for follow up monitoring. In addition, endangered species identification training was provided to all crew members to minimize potential impacts on surrounding plants and animals. Independent Peruvian environmental consultants helped ensure Talisman’s operations were compliant with commitments made by the Company.

Environmental planning is underway in support of planned drilling in 2008. Key activities include the development of safety standards and training, drilling waste management and preparation of a compliance verification framework.

Environmental Remediation in Colombia

Despite careful planning and implementation efforts, environmental restoration work is occasionally required. In September 2007, Talisman and its operating partner completed a two-year slope monitoring program in the Acevedo Block in the Upper Magdalena Valley region of Colombia as part of environmental remediation efforts sanctioned by the Corporacion Autonoma Regional del Alto Magdalena for environmental damage on the block. Fulfilling standard obligations to the Environmental Ministry of Colombia, Talisman and its co-venturers also carried out a reforestation compensation plan, which included planting bamboo trees on a 12.5 hectare area in the block and maintaining the trees for four years. Given the successful growth of the bamboo trees to date, the government is currently considering removing the remaining two-year maintenance obligation. A decision is expected in 2008.

SUPPORTING BASELINE BIRD STUDIES IN MALAYSIA

Vast jungle tracts, coastal wetlands, pristine beaches and coral islands distinguish the state of Terengganu on the east coast of Malaysia. While it is a natural haven for a large variety of bird life, there have been no baseline studies completed to understand the extent of bird life and potential for community-based bird-related tourism until recently. In 2007, Talisman supported the Malaysian Nature Society Terengganu Branch’s efforts to conduct field work and interviews with local communities to determine bird populations in their areas. The project aims to raise the profile of Terengganu as a biologically important area as well as an ecotourism destination.

“Talisman’s commitment to our community project has allowed us to not only study the wildlife found in this rural part of Malaysia, but, also share our discoveries with local school children and university students through workshops and field trips to the rainforest,” said Anuar Abdullah, Vice-Chairman of Malaysian Nature Society Terengganu Branch.

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SUPPORTING HABITAT RESTORATION

In 2007, Talisman supported the Peace River Conservation Youth Crew. Employed by the Nature Trust of British Columbia, the Youth Crew restores habitat on conservation lands and collects baseline ecological information. Activities include removing invasive weeds, restoring grasslands and wetlands, installing interpretive signs, repairing perimeter fences to keep livestock off conservation lands, monitoring wildlife and performing community outreach and education.

“We are delighted to have the support of Talisman Energy for our Peace River Conservation Youth Crew. The crew provides a wonderful opportunity for young people in the local area to complete important habitat restoration work while learning about conservation for future employment,” said Doug Walker, Chief Executive Officer of The Nature Trust of British Columbia.

Reclamation Activities in Trinidad

In 2007, Talisman initiated reclamation activities in Trinidad intended to return all former exploration locations to their former land uses. Through the removal of construction materials and water crossings, de-compaction of soils, re-establishment of natural drainage patterns, spreading of topsoil and planting of trees, Talisman is taking appropriate steps to promote natural revegetation processes at these sites as well as limit public access. Relevant regulatory bodies were consulted during all well abandonment and site reclamation activities. Talisman will continue to monitor the progress of this revegetation work in 2008.

Minimizing Environmental Impacts in the Western US

In 2007, Talisman consulted with multiple stakeholders prior to its exploration programs in the western US. The exploration work required approvals from multiple levels of government as well as consent from local landowners. In addition, the Company consulted several interest groups. The resulting agreements consider a variety of needs and perspectives, including impacts on trail wildlife such as elk, pronghorns, raptors and grouse. Other needs were addressed by altering traditional designs for future facilities like incinerators and ensuring no onsite sumps will be used.

Minimizing Environmental Impacts in Canada

Since 2005, Talisman has implemented the Alberta government’s Sustainable Resource Development’s Area Operating Agreement (AOA) process. What was once a small pilot project has expanded into a tool which is used for almost all public or Crown land in Alberta. In 2007, Talisman became the first energy company to implement a provincial AOA, improving efficiency and ensuring more coordination of industrial development, reduction of conflict with other stakeholders and management of cumulative impacts of the Company’s activities. The AOA process connects Talisman’s philosophies with the ultimate objective of Integrated Landscape Management (ILM) on Crown or public land. This coordinated development is especially important in the more environmentally sensitive areas of the province in which Talisman operates, such as Caribou Management Areas.

Protecting Biodiversity in Western Canada

Effective management of access and wildlife concerns remain key components of project planning for ongoing exploration and development activity in Western Canada. To manage these concerns, the Company continues to work with local forestry companies and other industry to coordinate access planning. Talisman also provided $110,000 in continued environmental research funding relating to coldwater fisheries, caribou, grizzly bears and the propagation of native plants for use in site reclamation. Talisman also supported the Alberta Ecotrust Foundation, which provides financial support for grassroots environmental projects developed by communities and NGOs in Alberta.

Exploration in the Northwest Territories in Canada

Following receipt of regulatory approvals for exploration activity near the community of Deline in the Great Bear Lake area of the Northwest Territories in 2006, Talisman successfully completed a 500-kilometre seismic exploration program in March 2007. Approvals for the work required the completion of a Traditional Use Study, emergency spill and environmental protection plans, an Access Agreement and Community Benefits Agreement and other regulatory approvals. During exploration, Deline-based contractors were awarded $4.07 million in contracts and 20 local community members were hired.

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Supporting Environmental Research and Protection in the UK

In 2007, Talisman’s support for environmental research and protection in the UK focused on sustainable energy technology, conservation and education. Three key programs demonstrate this commitment: the Pitcaple Environmental Project (PEP), the Highland Foundation for Wildlife Osprey Tracking Program and the Grampian Police Environmental Crime Unit.

The PEP combines cutting-edge sustainable energy technology with training for young adults with special needs. Talisman’s support will fund a geothermal heating system for a planned visitor centre, providing employment and training opportunities for these young adults. PEP aims to be a sustainable gardening project based on organic principles, environmental best practice and the production and use of renewable energy.

Talisman has supported the work of the Highland Foundation for Wildlife for the past four years. In 2007, Talisman supported the Osprey Tracking Program, which records the migratory path of ospreys from Scotland to Central Africa and back, with an aim to better understand this important species.

Government statistics show that 275 wildlife offences were reported in Scotland in 2006 and 2007. As such, Talisman was pleased to support the Grampian Police Environmental Crime Unit’s exhibition trailer, which is used by wildlife crime officers to visit schools, agricultural shows and other events across northeast Scotland. Grampian is the first police force in the UK to have such a dedicated resource in the increasingly high profile area of wildlife crime.

Spill Management

Talisman records and reports spills across its global operations. Spills are reviewed and any trends relating to cause are identified and addressed. In 2007, a number of spill response and prevention activities were completed across Talisman’s operations. In September, Talisman held its annual major spill response exercise at its Nigg oil terminal in the UK. This exercise involved local emergency response agencies and the Cromarty Port Authority and included the first major deployment of new oil spill containment and recovery equipment recently purchased by Talisman for Nigg. The spill response equipment is available to the Cromarty Port Authority along with trained personnel to enhance the regional capability in oil spill preparedness. Oil spill response plans were also developed in support of planned drilling operations, while Talisman’s Walk the Line campaign was implemented to improve the Company’s spill performance in 2007.

Managing Produced Water in the North Sea

Management of the produced water generated in the North Sea continued in 2007. While Talisman strives to employ technology to maintain high levels of production from operations, it must also mitigate the potential ecological effects of discharges of produced water. Talisman has already made significant investment in produced water reinjection technology on the Claymore, Clyde and Buchan fields. This has been an important step toward compliance with new regulations, which require a 15% reduction in the amount of oil discharged into the North Sea.

EXPLORATION AND DEVELOPMENT IN SENSITIVE AREAS KEY PERFORMANCE INDICATORS

33	Waste recycled (%) – UK
120.6	Waste intensity (tonnes/mmboe) – UK
16.6	Oil content of produced water discharged to sea (mg/L) – UK
25	Reclamation and remediation expenditures ($ million) – Canada
6,197	Soil treated and recycled at Talisman’s Diamond Valley Soil Treatment Facility (tonnes) – Alberta
903,000	Fresh water diverted under licence (cubic metres) – Alberta
2.38	Spill intensity (spills/mmboe) – Canada
4.0	Average spill volume (cubic metres) – Canada

20     2007 CORPORATE RESPONSIBILITY REPORT

  Security and Human Rights

60th Anniversary of the Universal Declaration of Human Rights

On December 10, 2008, the United Nations will celebrate the 60th anniversary of the Universal Declaration of Human Rights (UDHR). This upcoming anniversary is an opportunity to celebrate the enduring importance of the UDHR and provides a global opportunity to recognize the fundamental rights of all people. Talisman supports the principles of and promotes respect for the UDHR, which is explicitly referred to and endorsed in the Company’s PBCE.

2008 is also the 10th anniversary of the Company’s initial involvement in an oil project in Sudan, from which the Company fully divested its interest in 2003. Involvement in this project compelled the Company to face critical issues related to human rights, security and the role of companies in conflict zones. Lessons learned from the Company’s experience during that time continue to be applied across Talisman’s global operations.

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Nowhere is this more apparent than in the Company’s approach to managing its security and human rights issues.

Talisman Officially Joins Voluntary Principles on Security and Human Rights Plenary Group

In January 2008, the corporate, government and NGO participants in the Voluntary Principles on Security and Human Rights Plenary Group officially welcomed Talisman as a new participant. Talisman is the first Canadian company to join the Plenary Group. Official inclusion in the Plenary follows several years of consultations with Canadian and US governments, NGOs and Plenary Group participants.

Companies participating in the Voluntary Principles agree to meet minimum participation requirements, including public promotion and proactive implementation of the Voluntary Principles, annual public disclosure of implementation efforts, participation in Plenary Group meetings and responses to requests for information from Plenary Group participants. Key features of the Voluntary Principles include a dispute resolution process to raise concerns about the performance of a participant, accountability mechanisms that include the possibility of expulsion, and more transparent procedures for accepting new members.

Talisman participated in a Voluntary Principles workshop in Houston in November 2007, which brought together both member and non-member companies, governments, security providers and NGOs to discuss experiences related to the development of policies and implementation of the Voluntary Principles.

The Voluntary Principles on Security and Human Rights were developed by the US and UK governments, select resource companies and various civil society groups as an international framework for the provision of security. The full text of the Voluntary Principles, the participation criteria and list of current participants may be found at www.voluntaryprinciples.org.

Managing Security and Human Rights

Talisman has incorporated the Voluntary Principles on Security and Human Rights into its PBCE, Security Policy and Security Policy Guidelines since 2004. The Security Policy and Security Policy Guidelines provide employees with a framework for creating safe work environments by promoting respect for human rights and advancing best practices with governments, joint venture participants and third parties. They also provide contractor personnel or private security firms supplying security services on the Company’s behalf with comprehensive policies and procedures for conducting security operations in accordance with Talisman’s standards.

In accordance with the Company’s joint operating agreement (JOA) guidelines, Talisman endeavours to include our Environmental and Community Relations guidelines and a commitment to the Talisman Security Policy or the Voluntary Principles on Security and Human Rights in all new international JOAs (outside of the UK). The inclusion of these matters is a corporate responsibility enhancement beyond standard industry international JOA precedents. Talisman has been successful in including such matters in many of its recently negotiated international JOAs, including JOAs related to projects in Colombia, Peru and Indonesia.

Talisman endeavours to lead by example, demonstrating values of tolerance and respect throughout its conduct. Talisman promotes adherence to and respect for human rights principles in our areas of operation and will not be complicit in human rights abuses.

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HUMAN RIGHTS DIALOGUE

In June 2007, Talisman participated in an industry-specific dialogue entitled Human Rights, Indigenous Rights and the Extractive Industry Workshop in Calgary. The event was organized by the International Petroleum Industry Environmental Conservation Association to exchange a wide range of perspectives on indigenous rights. Talisman, along with NGOs, legal experts, indigeneous organizations and governmental representatives and other industry representatives, shared perspectives and experiences regarding legal issues, including land rights as well as relationships between indigenous communities and the extractive industry in North America.

Human Rights Advocacy in Colombia

In Colombia, Talisman holds a 30% non-operated interest in the Mundo Nuevo Block, a 67% non-operated interest in the Tangara Block and a 30% non-operated interest in the Niscota Block in the Llanos Foothills of eastern Colombia. In 2007, Talisman’s subsidiary signed exploration agreements for a 50% non-operated working interest in each of the El Porton, Los Ocarros and El Eden Blocks in eastern Colombia.

The Company continues to closely monitor human rights issues in Colombia, both with respect to the broad trends occurring in Colombia and specific to its exploration activities in the country. In October, senior representatives from Talisman travelled to Bogotá for meetings with the Company’s co-venturers, oil and gas industry peers and associations, the Government of Colombia, the Canadian Embassy and NGOs active in Colombia. Topics covered in these meetings included security and human rights, community relations and environmental management.

Talisman continues to engage with the Government of Colombia and its co-venturers with respect to efforts to consult with indigenous communities in the Mundo Nuevo Block, who currently do not support any exploration activity in the area.

National Roundtables on Corporate Social Responsibility in Canada

In 2007, the Advisory Group for the National Roundtables on Corporate Social Responsibility (CSR) in Canada released the Group’s Final Report recommending steps the Government of Canada, industry and civil society should consider in order to enhance the performance of Canadian extractive sector companies working in developing countries. This represented a consensus among industry, civil society and academics.

Talisman’s Senior Manager of Corporate Responsibility and Government Affairs is a member of the Advisory Group and the Company supports the Advisory Group’s recommendations. Talisman believes the recommendations provide a solid basis for a CSR framework that draws upon internationally respected performance and reporting standards, such as the IFC Performance Standards and the Global Reporting Initiative. Further, the recommendations ensure a credible and ongoing dialogue among Canadian stakeholders regarding the implementation of such a framework in a manner that maintains the confidence of both industry and civil society. However, the Company believes that renewed emphasis on host country capacity building is critical. The recommendations in the Report are general and will require significant work to properly design and implement in order to achieve a credible outcome that is supported by industry and civil society.

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Participating in Human Rights Dialogue with the UN

In December, at the invitation of John Ruggie, Special Representative of the UN Secretary-General for Business and Human Rights, Talisman spoke at a meeting co-chaired by Sir Mark Moody-Stuart and Mrs. Mary Robinson on the issue of what the corporate responsibility to respect human rights means and implies for companies. This meeting was one of a series of multi-stakeholder discussions intended to inform Professor Ruggie’s 2008 report to the UN Human Rights Council. The report aims to identify and clarify standards of corporate responsibility and accountability for business with regard to human rights. These consultations were broadly framed in terms of three sets of issues: the state duty to protect against human rights abuses, the corporate responsibility to respect human rights, and the need to create more effective remedies to address human rights abuses.

Sudan Legal Update

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman’s Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan.

The plaintiffs have appealed the Court’s decision granting Talisman’s Motion for Summary Judgment, the Court’s denial of Class Certification and the Court’s refusal to consider the Plaintiff’s proposed Third Amended Complaint, to the 2nd Circuit Court of Appeals. All required filings by the participants in the appeal have been made to the 2nd Circuit Court of Appeals. The date for oral argument of the appeal has not been set. It is anticipated that the oral argument in New York will occur in 2008. A decision on the appeal is not expected prior to 2009.

Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on the Company.

Talisman continued to fund various community programs and events in Sudan, totaling $262,000 in 2007, including a model farm and agriculture capacity building program. Other initiatives included funding a large water well project in the Nile River area and purchasing medicine for the Khammas Hager Clinic in West Sudan.

In October, a Talisman representative was the keynote speaker at the XII Colombian Oil and Gas Congress, using the platform to discuss the Company’s security and human rights experiences working in the country and around the world and advocate for the further implementation of the Voluntary Principles on Security and Human Rights in Colombia.

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  Community and Stakeholder Relations

Strong and transparent relationships with communities, based on trust and respect, allow the Company to effectively and efficiently carry out operations to the mutual benefit of the Company and its neighbours. Talisman’s commitment to community relationships is based on community consultation, local benefits and respecting diverse cultures.

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Community Consultation in North America

Talisman’s consultations with communities throughout North America are supported by and carried out in a manner consistent with the Company’s Community Relations Principles and Aboriginal Relations Guidelines.

In 2007, Talisman consulted, notified or corresponded with approximately 30,000 people in the Northwest Territories, British Columbia, Alberta, Saskatchewan, Alaska, New York state and the western US in support of nearly 900 projects. Talisman’s consultation efforts in North America help to ensure stakeholders have input on our projects, including proposed exploration activity, wellsite acquisitions, minor tie-ins and major pipeline work. Talisman hosted or actively participated in more than 47 community events across North America.

First Nations Consultation in Alberta

In 2007, Talisman consulted with more than 30 First Nations communities in Alberta in support of its various projects. The Company also began meeting in advance with communities and regulators to discuss future project plans and foster consistency and clarity regarding new and emerging processes.

In an effort to mitigate potential infringements of First Nations’ rights and traditional uses and minimize delays to Company operations, Talisman worked with the Alberta government and First Nations communities in 2007 regarding the implementation of the Alberta First Nations Consultation Guidelines. Released in 2006, the Guidelines seek to define consultation with First Nations communities in Alberta. While the Guidelines identify the roles and responsibilities of the various participants in the process, expectations in terms of social and economic engagement have increased. In 2008, Talisman will continue to work with both communities and regulators to develop mutually agreeable processes in response to the Guidelines.

Aboriginal Economic Engagement, Investment and Cultural Awareness

Following two years of development, the Company officially implemented its Local and Aboriginal Economic Engagement Strategy in 2007. This strategy fosters local and Aboriginal participation in all aspects of Talisman’s business ensuring high quality work, safety and competency as well as consistency of process, including contractor pre-qualification and project evaluation. Longer term success of this strategy hinges on partnership with other industry, local communities and government. Three pilot projects will be rolled out in Lac La Biche, Whitecourt, Fox Creek, Grande Cache and Hinton, Alberta in 2008. The pilot projects will allow the Company to identify opportunities for economic engagement and to work collaboratively with key parties to develop processes and principles, which can then be more broadly applied across Company operations.

Talisman invested more than $250,000 in 2007 in support of 109 local, regional and national Aboriginal initiatives through the Company’s Canadian Aboriginal Investment Fund, including support for youth, Elders, health and wellness, cultural retention and education. In conjunction with the Company’s Canadian scholarship program, Talisman renewed and increased its commitment to the Southern Alberta Institute of Technology (SAIT), with a three-year, $30,000 per year pledge. 2008 is Talisman’s third year as title sponsor of the SAIT Aboriginal Student Symposium. The donation helps Aboriginal students achieve their education and career goals. Talisman continued its support of the northeast British Columbia Stay-in-School program, delivering the program to eight different communities.

Talisman values cross-cultural awareness and strives to develop a high level of understanding of each community’s culture, interests and concerns regarding our operations. The Company respects the importance of traditional activities and locations that hold spiritual or cultural significance and consults with the community to help identify and mitigate the impacts that the Company’s operations may cause.

COMMUNITIES CELEBRATING LIFE

Talisman supported Communities Celebrating Life, a suicide prevention initiative in Alberta that provided two full days of intervention training for community members in Rocky Mountain House, Sunchild First Nation, O’Chiese First Nation and Bighorn community. During the workshop, participants examined their attitudes toward suicide, learned how to effectively recognize and review the risk of suicide and developed intervention skills. The workshop also addressed the need to develop a cooperative network among participants so that caregivers and the systems in which they work can prevent suicide.

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PERU

Obtaining a Documento Nacional de Identidad (DNI) is a major challenge for indigenous people in Peru. The DNI is an identification number similar to a Canadian Social Insurance Number and is a requirement for employment and voter registration. While there is a fee to obtain a DNI, the bigger issue facing indigenous people is the distances and related costs to travel to cities where there is a Registro Nacional de Identificación y Estado Civil (RENIEC) office.

Obtaining a DNI was a common request from the communities during Talisman’s Environmental Impact Assessment workshops. Women expressed particular interest in obtaining a DNI to be counted as well as be considered for employment opportunities. As a result, Talisman arranged for RENIEC officials to travel to six communities in Block 101 to complete DNI applications. As a result, more than 300 men, women and children received DNIs.

In September, Talisman employees participated in the Aseniwuche Winewak Nation’s annual Cultural Camp. In addition to learning about the culture and history of the community from the Elders, employees participated in a sweat lodge, made moccasins and drums and hiked to some of the community’s historical sites. This was the fifth consecutive year the Company participated in this event.

Community Consultation in Peru

In Peru, Talisman conducted extensive consultation meetings over a 10-month period with local communities in advance of seismic operations in Block 101 to gain informed consent in accordance with Peruvian law and environmental regulations. During this time, Talisman held multiple workshops and meetings with six communities identified by Peruvian authorities to discuss exploration plans and impact mitigation strategies and obtain feedback on proposed operations. Workshops included independent negotiation skills training for appointed members of each community in preparation for compensation negotiations and developing a Bilateral Code of Conduct to establish rules for interaction between the Company and its contractors, the communities and indigenous federations.

With funds provided through the land access compensation agreement for the Block 101 seismic program, Talisman assisted the nearby community of Naranjal in establishing a river transportation business by purchasing and outfitting three motor boats. The boats were hired by Talisman’s seismic contractor to transport people and equipment during the 2007 exploration program. During this time, the boat business generated more than $35,000 in revenue.

After seismic operations began, two additional communities made a claim of traditional land use for a portion of the area in which exploration activity was being conducted. As a result, the seismic program was suspended for approximately three weeks to address the concerns raised and to negotiate land access and compensation agreements based on the indirect impact of the seismic program on the traditional hunting territory of these communities. Talisman conducted a review of its community identification and stakeholder consultation practices in Peru following resolution of the unanticipated land claim. As a result, changes have been made that will provide an additional level of due diligence with respect to the identification of impacted and interested communities.

Community Investment in Canada

In 2007, Talisman contributed more than $500,000 to post-secondary scholarships and programs at major universities, including the University of Calgary, University of Alberta and University of British Columbia, as well as more than $500,000 to primary science programs at the Canadian Museum of Nature and Creative Kids Museum. For further information on post-secondary scholarships, see page 29.

In 2007, the Canadian Museum of Nature created a travel-sized overview of the information presented at the Talisman Energy Fossil Gallery to share with educational institutions around the world. Part of the Company’s five-year $2 million partnership, the traveling exhibition contains touchable objects, illustrations, handouts, as well as a laptop computer with animations to help children understand how the environment has shaped life on the planet.

For the past five years, Talisman has worked with Ducks Unlimited to deliver educational programs as part of the Grade 4 and 5 curriculum for students in schools near the Company’s Edson, Grande Prairie and Warburg operations in Alberta. Project Webfoot provides in-class learning, site visits to a local wetland and followup materials. Beginning in 2008, Talisman will invest $500,000 over five years to expand the program to more than 17,000 students in more than 700 classes, in Alberta, BC, Saskatchewan and Ontario. Talisman’s work with Ducks Unlimited was nominated for a Canadian Association of Petroleum Producers 2007 Steward of Excellence Award.

2007 CORPORATE RESPONSIBILITY REPORT     27

The Company also contributed to a variety of health and wellness programs and services including the Talisman Centre, Alberta Children’s Hospital, Ronald McDonald House and Alberta Shock Trauma Air Rescue Society (STARS). Beginning in 2008, Talisman will provide $100,000 per year for the next three years to the Talisman Centre in Calgary, Alberta in recognition of its 25th anniversary. Talisman Centre includes five gymnasiums, two tracks and more than 20,000 square feet of fitness areas. The contribution is in addition to the Company’s 20-year $10 million naming sponsorship.

Community Investment in the UK

In 2007, Talisman invested in a wide range of community projects in the UK. In addition to fulfilling its annual $200,000 commitment to scholarship programs at Robert Gordon University and the University of Aberdeen, Talisman formalized its partnerships with Ferryhill Primary School and Kirkhill Primary School in Aberdeen.

Talisman’s offshore contractor, Wood Group, has championed UCAN (Urological CANcers), raising awareness of urological cancer in the northeast of Scotland. Talisman has committed three years funding to UCAN, which provides educational awareness programs about urological cancers which are offered to Talisman’s onshore and offshore staff by a dedicated UCAN nurse.

Talisman also supported the Transition Extreme Sports Centre, a newly built centre offering young people the chance to participate in a number of adrenaline sports in a safe, controlled environment. Facilities include a climbing wall, BMX and skateboard arena, and band practice studios. On weekends, children from socially disadvantaged areas are invited to attend free sessions.

Community Investment in Southeast Asia

In 2007, Talisman supported the Johor Floods Relief Campaign in Malaysia. Talisman provided the Malaysian Red Crescent Society a forklift, among other items, to reduce the time needed to provide supplies and return children to schools. Talisman also sponsored the Terry Fox Run for Cancer in Kuala Lumpur in 2007.

Talisman supported health and wellness clinics in Vietnam and Indonesia. In Vietnam, Talisman supported the Ia Lau Clinic by donating medical equipment, including instrument sterilization units, surgery kits, medicine cabinets, a Doppler fetal heart rate detector and blood glucose monitoring system. These tools allow the clinic to provide more onsite care, reducing the need for patients to undertake long and risky transfers to urban hospitals. Talisman also donated 500 mosquito nets to the clinic as part of an ongoing campaign to reduce malaria and dengue infection rates in the region. In Indonesia, Talisman continued its financial support of the Yayasan Balita Sehat, a clinic originally designed to boost the nutritional intake of malnourished children under the age of five. Since its inception in 1997, the clinic has become a larger community project that provides medical care, meals and education programs for mothers, children and community health workers.

Talisman also supported community programs to improve regional infrastructure, economic empowerment and education in conjunction with established government programs in both operated and non-operated areas in Indonesia in 2007.

TALISMAN’S APPROACH TO COMMUNITY INVESTMENTS

Talisman believes in giving back to the communities in the areas where we operate. In 2007, Talisman invested approximately $6.2 million in education, health, safety and environment-related community initiatives worldwide. Talisman also supported organizations championed by full-time employees that do not normally fall within the corporate community investment program through the Investing In Our Communities program. In 2007, 342 employees in the UK, Canada, Malaysia and Vietnam participated in the program.

28     2007 CORPORATE RESPONSIBILITY REPORT

  Recruitment and Retention

Challenges in Recruitment and Retention

The oil and gas industry faces intense competition for skilled labour due to expanding operations, rising costs and an aging workforce. Fewer qualified candidates apply for job openings and those that do often have multiple employment opportunities to choose from or lucrative counter-offers from existing employers. To address these challenges, the Company has invested in post-secondary education, improved new hire practices, training and career development opportunities and increased flexibility in benefits and compensation. This approach resulted in a relatively low employee turnover rate of 4.7% in 2007.

2007 CORPORATE RESPONSIBILITY REPORT     29

Post-Secondary Education

Talisman has committed more than $6 million to post-secondary institutions in support of education in science and engineering at the University of Calgary, University of Alberta, University of British Columbia, University of Aberdeen, The Robert Gordon University and University of Stavanger. Established to draw young scientists and engineers to the oil and gas sector, universities have already reported improved enrollment. Applications for engineering-related degrees at the University of Aberdeen and the Robert Gordon University have increased by nearly 30% since the launch of the scholarship programs in 2006.

Talisman expects to develop similar university scholarship programs in Malaysia and Vietnam in 2008 to mitigate tight labour market conditions. However, nationalization of the workforce in Malaysia presents a number of challenges for the Company to manage. The largest challenge is the intense competition for students, including multi-year return of service requirements that often accompany scholarship programs established by other industry participants.

Training and Career Development in North America

A training framework was launched for Talisman’s NAO employees in the disciplines of engineering, land and accounting in April 2007. The framework offers clear guidelines, centralized coordination and a user-friendly platform for course management. The framework was expanded to include employees in NAO exploration and international exploration in November 2007. Further rollout of the framework is expected in 2008 and 2009.

In Canada, Talisman launched a new program called X3 to attract, retain and develop professionals within the first year of their career. In 2007, 17 new graduates participated in this eight-day development program focused on providing exposure to a wide range of other professionals in the organization and developing interpersonal and business skills to better navigate the organization.

Talisman’s Leadership Foundations program continued in Canada with 91 leaders attending the training. The program will continue in 2008 and will be evaluated for possible rollout in the Company’s international locations.

Employee turnover at Fortuna improved considerably in 2007, largely due to the assignment of new leaders in key roles, a reorganization of department structure and a more consistent hiring process, which filled several important vacant positions in 2007. This enabled the Company to focus on key initiatives, including succession planning and leadership development. The latter included nine days of Leadership Foundation training that was attended by 24 leaders from Fortuna as well as leaders from Talisman’s Port Colborne, Ontario field office. Fortuna also added a Safety and Loss Control specialist in 2007 to bolster its staff responsibilities in this important area.

In 2007, the Company donated $300,000 to the University of Saskatchewan for the Jim Buckee Research Support Program to provide long-term weather prediction benefits for people living in the region. Weather-related research is of personal interest to Talisman’s former President and CEO. The program commemorates Dr. Jim Buckee’s retirement in September 2007.

RECRUITMENT AND RETENTION KEY PERFORMANCE INDICATORS

521.5	Employee remuneration ($ millions)
2,638	Number of full-time equivalent permanent employees
225	Number of full-time equivalent positions added
4.7	Voluntary turnover rate (%)
36	New graduates hired
118	Number of cooperative education and summer students hired
2,126	Number of temporary or contractor staff
6.1	Millions of dollars spent on technical and personal development training
821	Number of employees registered in personal development programs
79	Number of employees internally moved to support global growth areas

30     2007 CORPORATE RESPONSIBILITY REPORT

WORKFORCE CHANGES IN TRINIDAD AND PERU

Talisman believes in retaining and redeploying employees whenever possible and practical. In the oil and gas business, exploration activities are subject to uncertain outcomes and finite timelines. Depending on the success of exploration activities, human and capital resources are sometimes redeployed to match Company plans.

In Trinidad, Talisman completed its onshore exploration obligations without any commercial discoveries and is in the process of downsizing its office in Port of Spain. Talisman provided employees and contractors advance notice and career transitioning support when this outcome became clear so that staff could more effectively plan for their change in employment status. This support included holding two outplacement training sessions designed to enhance job hunting skills and help staff prepare or update their resumes for the Trinidad job market. In addition, local employees were given severance packages and released early when opportunities to take new positions elsewhere arose. Talisman expatriates working in Trinidad were redeployed within the Company.

In December 2007, Talisman acquired a portion of its co-venturer’s interest and assumed operatorship of Block 64 in Peru. During the acquisition process Talisman successfully integrated 100% of its co-venturer’s Peruvian employees into Talisman’s workforce. In addition, a number of Talisman employees relocated from Calgary to Lima to work in the new regional office.

Hiring, Training and Career Development in the North Sea

Continued pressure in the UK labour market has caused Talisman to widen its search for talent, resulting in an increasingly diverse workforce with recruits joining from India, Australia, Pakistan, France, Austria and Romania. Despite an aging workforce in the UK, the average age of a new hire joining the Company decreased from 40 in 2006 to 36 in 2007.

In northwest England, South Wales, western Scotland and other areas where traditional industries have been subject to heavy job losses, Talisman and its principal offshore contractor, Wood Group, staged a targeted recruitment campaign. As a result, highly skilled applicants were recruited and trained. In addition, the first hire from the Talisman Scholarship Program in the UK will begin full-time employment with Talisman in 2008. Since 2006, Talisman scholarship recipients have been paired with mentors and offered summer placements.

Forty-six employees graduated from the inaugural 18-month Professional Development Program in December 2007. The program covered project management, teamwork and communication and presentation skills and is designed to develop participants as professional and potential business leaders of the future. The 2008 program has been modified according to participant feedback to ensure it delivers content in line with the Company’s changing business needs.

Despite a robust Norwegian labour market, only five Talisman employees chose employment elsewhere in 2007. Talisman’s diverse production, exploration and development activities continue to attract prospective employees in Norway. Talisman also maintains a nontraditional advertising campaign as well as an informative website designed to appeal to young professionals. Visit Talisman’s Norwegian career website at www.Jobbitalisman.no.

Training and Career Development in Southeast Asia

In addition to the limited access to students in some countries, labour supply and nationalization of the workforce are competing issues common throughout the Southeast Asia oil and gas industry. Companies like Talisman must comply with host country local recruitment policies to fill key technical positions, while continuing to grow the business. When workforce needs exceed the number of locally available experienced candidates, it’s important to meet the challenge through on the job training and development.

In Malaysia, design of a training and development framework began in 2007, building upon needs assessment work conducted in 2006. Initial emphasis will address critical skill areas, including operations, drilling, reservoir engineering, geology and geophysics. Implementation of the framework is scheduled in 2008.

Six internship students completed their practical training program at Talisman within the operations, information technology and subsurface departments, while four graduates were hired in the geosciences, operations and procurement departments. In total, Talisman has hired 16 new or recent graduates in Malaysia since 2005.

Although Talisman became operator in the Sageri exploration block in Indonesia in 2007, the Company has had little profile in the Indonesian labour market, creating unique challenges for Talisman to recruit qualified candidates. To address these challenges, Talisman launched a more aggressive recruitment and retention program, conducted peer compensation reviews, revised job descriptions and increased employee training.

2007 CORPORATE RESPONSIBILITY REPORT     31

Benefits and Compensation

Talisman’s global Total Rewards program supports the vision, values and direction of the Company. It recognizes the achievements of people and strives to be competitive among our peers. Within each region, there are differences in the types and sizes of compensation elements relative to local market practices. Talisman’s Total Rewards program is designed to be externally competitive and managed to be internally equitable and includes fixed and variable elements.

Fixed elements of Total Rewards provide employees with guaranteed income, while variable elements align employee performance with corporate goals and objectives. Fixed elements of Total Rewards include salary, benefits, allowances and pension. Variable elements of Total Rewards include variable pay (additional lump sums based on individual, team and corporate performance during the previous year) and long-term incentives such as stock options granted to eligible employees.

Talisman began reviewing its Total Rewards programs in Canada, the UK, Norway, Malaysia and the US in 2007. The review includes comparing the value of the fixed and variable elements as well as the aggregate value relative to local markets. Results of the review are expected in 2008.

Expanded Benefits

Fortuna introduced a partial fitness subsidy reimbursement program in 2007. Encouraging an active lifestyle, the program allows employees to be reimbursed for individual, team, club or seasonal fitness memberships. Fortuna employees were also eligible to participate in a Long-Term Cash Unit Plan for the first time in 2007. This plan provides employees a greater sense of ownership in the success of the Company.

In Malaysia, Talisman revised its Medical Outpatient Treatment Policy to increase maternity coverage effective January 2007. The Company also revised the Offshore/Onshore Work Assignment Policy and Short-Term Assignment Policy to increase benefits, including extending the regional offshore rotation, per diem and location allowances. In addition, the Prolonged Medical Illness and Disability Policy and Special Recognition Policy were implemented. The Special Recognition Policy awards employees who display extraordinary results on project-related tasks or significant achievements on the job, which exceed annual goals and objectives.

Labour Union Relations in Canada

Talisman’s unionized staff in Chetwynd, British Columbia and Lake Erie, Ontario have successfully negotiated new three-year agreements that will expire in 2010. Neither Talisman nor the unions have reported grievances during the terms of the current agreements.

Talisman participates in various industry exhibitions and conventions to help raise the Company’s corporate profile and assist in employee recruitment efforts. On January 14 and 15, 2008, Talisman participated as an exhibitor at the Petroleum Geology Conference and Exhibition in Malaysia. Talisman also participated as an exhibitor at the Indonesia Petroleum Association Convention and Exhibition for the first time in 2007. Talisman’s exhibition booth was a popular destination, educating students, industry practitioners and government officials about the Company’s activities in the region. Visitors to the booth included the President of Indonesia, the Indonesian Minister of Energy and the Secretary General of OPEC.

32     2007 CORPORATE RESPONSIBILITY REPORT

  Financial and Operating Statistics

Talisman Generated $4,327 Million in Cash Flow in 2007

Cash flow totaled $4,327 million in 2007 ($4.19/share) versus $4,748 million ($4.35/share) a year earlier. Cash flow is a non-GAAP measure. Please refer to the advisories at the back of this report for more information. Gross sales were $9,756 million, down $274 million, compared to 2006 due to lower volumes. Net income for 2007 was $2,078 million ($2.01/share), compared to $2,005 million ($1.84/share) in 2006. Talisman also calculates net income in accordance with US GAAP. On this basis, net income was $1,968 million in 2007 ($1.91/share), compared to $1,920 million ($1.76/share) in 2006. For a detailed discussion of Talisman’s operating performance and financial results, see the Company’s 2007 Annual Report Summary or 2007 Annual Financial Report on-line at www.talisman-energy.com.

2007 CORPORATE RESPONSIBILITY REPORT     33

Liquidity and Capital Resources

Talisman’s long-term debt at year-end was $4.9 billion, up from a total of $4.6 billion at the end of 2006. The Company generated $4.1 billion of cash from operating activities and spent $4.4 billion on exploration and development, while spending $0.3 billion on acquisitions, paid dividends of $180 million and repurchased 46 million common shares for $951 million. At year-end, the Company had $2,748 million of available bank lines of credit.

Transparency

One aspect of corporate responsibility reporting that has evolved as a direct result of Talisman’s international experience is its approach to revenue transparency. Natural resource revenues are a critical source of income for governments of more than 50 developing countries. When properly managed, these revenues should serve as a basis for poverty reduction, economic growth and development. Unfortunately, in some situations, resource revenues are mismanaged and accusations of government corruption arise. As a result, international oil and gas companies often face stakeholder concerns about how resource revenues are used by host governments.

There has been increasing criticism of companies that provide a revenue stream that is mismanaged by a host government, yet, no company has control over the actions of a sovereign state. Nonetheless, more companies now view financial transparency as a risk management tool, which can be crucial in maintaining a favourable corporate reputation and a stable operating environment.

Publish What You Pay

The Publish What You Pay (PWYP) campaign, launched in 2002 by George Soros and a coalition of NGOs, aims to help citizens of developing countries hold their governments accountable for management of extractive industry revenues. PWYP calls for all extractive firms to disclose annual net figures of payments to host countries.

Talisman has adopted this approach since 2002. Please see the chart on page 34 for a breakdown of all taxes and royalty payments made by the Company to governments around the world in 2007.

It is not possible for companies, even if reporting in accordance with the high standards advocated by PWYP, to fully address the issue of resource revenue mismanagement. While individual companies have a role to play, the long-term and comprehensive solutions lie with host governments. It is for this reason that Talisman, along with many other multinational extractive companies, supports the Extractive Industries Transparency Initiative (EITI).

Supporting the EITI

The EITI is a global coalition of governments, companies, civil society, investors and international organizations that supports improved governance in resource-rich countries through the full publication and verification of company payments and government revenues from oil, gas and mining activities, with the goal of ensuring that extractive industry revenues contribute to sustainable development and poverty reduction.

Since Talisman became a signatory to the EITI in 2005, the Company has actively participated in the development of the policy framework for the EITI, including the development of a validation process for implementing countries and companies. An EITI Secretariat has now been established in Oslo, Norway. The EITI Board has recommended that the implementing countries, the private sector and the supporting countries share the principal funding responsibility for the international management costs of the EITI with the support of civil society organizations and the host Norwegian government. In this regard, Talisman has committed $50,000 per year to EITI for an initial three-

EARNINGS FROM CONTINUING OPERATIONS

Talisman’s earnings from continuing operations in 2007 were $978 million ($0.95/share), compared to $1,501 million ($1.37/share) the previous year. Earnings from operations are calculated to help investors understand the Company’s core operating performance on a consistent, comparable basis.

Earnings from continuing operations were down, as the impact of increased prices and volumes was more than offset by gains against the US dollar by the Canadian dollar, increased DD&A, operating expenses and dry hole costs. Earnings from continuing operations is a non-GAAP measure. A reconciliation to net income has been provided in the advisories at the back of this Report.

34     2007 CORPORATE RESPONSIBILITY REPORT

FINANCIAL AND OPERATING KEY PERFORMANCE INDICATORS 1

9,756	Gross sales
2,078	Net income
978	Earnings from continuing operations
1,019	Shares outstanding (millions) at December 31, 2007
180	Annual dividend on common shares
21,443	Total assets
241	Oil production (mboe/d)
1,265	Gas production (mmcf/d)
452	Total net production (mboe/d)
4,445	Exploration and development spending
1,660	Year-end proved reserves (mmboe)
2,773	Total taxes and royalties paid to host governments

1          All financial data should be read in conjunction with the audited financial statements of the Company contained in the 2007 Annual Financial Report. Millions of Canadian dollars unless otherwise stated.

year period. In 2007, Canada also joined EITI as a supporting country, announcing an initial contribution of $750,000 to the multi-donor trust fund and an annual commitment of $100,000. Talisman has consistently advocated to the Canadian government that it support the EITI process and the Company looks forward to working with the Canadian government on EITI issues. For more information on EITI, visit www.eitransparency.org.

Strengthening the Relationship with Transparency International

In 2007, Talisman became a Charter Member of Transparency International (TI)-Canada. Launched in 1996, TI-Canada is a voluntary not-for-profit organization affiliated with more than 90 other national chapters formed, or forming, across the world, and an International Secretariat in Berlin. Its purpose is to inform and direct the attention of the business community, government and general public to the effects of corruption in the national and international marketplace. TI-Canada provides support and resources for public and private sector initiatives to confront and eliminate corrupt business practices in business transactions.

2007 Fiscal Contributions to Host Governments1

	2007	Royalties 2006	2005	2007	Taxes[3] 2006	2005	2007	Total 2006	2005
Canada	475	541	680	186	46	48	661	587	728
US	–	–	4	(2)	(15)	47	(2)	(15)	51
UK	–	–	–	352	438	437	352	438	437
Netherlands	–	–	–	24	21	22	24	–	22
Norway	–	–	–	179	200	236	179	21	236
Denmark	4	4	–	10	15	–	14	204	–
Indonesia	391	316	254	183	203	156	574	331	410
Malaysia [2]	443	475	293	108	117	141	551	678	434
Vietnam [2]	6	6	6	8	8	7	14	123	13
Australia	3	–	–	83	89	–	86	8	–
Algeria	178	131	135	53	37	47	231	220	182
Tunisia	5	3	–	12	4	–	17	40	–
Trinidad and Tobago	20	32	35	50	60	64	70	36	99
Colombia	–	–	–	1	–	–	1	60	–
Peru	–	–	–	–	–	–	–	–	–
Qatar	–	–	–	–	–	–	–	–	–
Other	–	–	–	1	3	3	1	3	3
Total Company	1,525	1,508	1,407	1,248	1,226	1,208	2,773	2,734	2,615

1     Not all of this expense represents cash payments to host governments. Under certain contractual terms, royalties and taxes represent the entitlement of the host government to a portion of production. Talisman does not distinguish between cash payments and ‘commodity-based payments’ in determining the Company’s total fiscal contribution to host governments. Talisman recognizes such amounts at market prices in the month the Company sells its share of production. With respect to other material payments of $1 million or greater paid to governments, Talisman paid $8 million to the government of Norway as a carbon tax, licence fee and NOx fee. Talisman also paid the government of Indonesia a $1 million signature bonus for the Sageri Exploration Block.

2          Royalties and taxes paid to the Government of Malaysia include the Government of Vietnam’s share of the PM-3 CAA royalties and taxes. Royalties represent cash payments and, in certain foreign operations, the entitlement of the respective governments to a portion of Talisman’s share of production. For additional information, see the Notes to Talisman Energy Inc.’s Consolidated Financial Statements for the year ended December 31, 2007.

3          Taxes represent current tax expense and current production taxes.

2007 CORPORATE RESPONSIBILITY REPORT     35

  Independent Reviewer’s Report

TO: THE BOARD OF DIRECTORS AND MANAGEMENT OF TALISMAN ENERGY INC.

We have been asked to review selected quantitative performance indicators presented in Talisman’s Corporate Responsibility Report (the Report) for the year ended December 31, 2007. We did not attempt to review all information included in the Report. Talisman management is responsible for collection and presentation of the indicators and information within the Report. Our responsibility is to express a conclusion as to whether anything has come to our attention to suggest that the selected performance indicators are not presented fairly in accordance with the relevant criteria.

Scope

The information selected for review in 2007 included quantitative indicators relating to community investments, community relations, health, safety and environment, employee relations, and other areas in the Performance Data Summary noted in bold on pages 36 to 40. The performance indicators were selected by Talisman primarily on the basis of perceived external stakeholder interest. We did not review the narrative sections of the Report, except where they incorporated the selected quantitative performance indicators. The Economic Performance Data contains financial performance information extracted from Talisman’s 2007 financial statements, along with selected corporate responsibility expenditures that are within scope of this review. We did not review financial performance information taken from Talisman’s consolidated financial statements, which were audited by Ernst & Young LLP.

Methodology

Our review was completed in accordance with the International Standard on Assurance Engagements (ISAE) 3000, developed by the International Federation of Accountants. As such, we planned and performed our work in order to provide limited, rather than absolute, assurance with respect to the selected quantitative information that we reviewed. Our review criteria were based on Global Reporting Initiative (GRI) G3 Sustainability Reporting Guidelines, relevant regulations, Talisman management definitions and accepted industry standards. Our procedures included obtaining, examining and evaluating evidence relating to the selected indicators. Our process is further described in the sidebar on this page. We believe our work provides a reasonable basis for our conclusion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the selected quantitative information presented in bold on pages 36 to 40 of this Report is not presented fairly in accordance with the relevant criteria.

PricewaterhouseCoopers LLP

Calgary, Alberta, Canada
March 7, 2008

DESCRIPTION OF OUR REVIEW PROCESS

Talisman Energy Inc. asked us to review management’s assertions regarding the Company’s corporate responsibility performance and to provide a report setting out our conclusion. Our review team comprised individuals with backgrounds and experience in environment, health and safety, social, economic and financial assurance. In total, our review required approximately 625 hours of professional time.

During our review, we obtained, examined and evaluated evidence using a variety of procedures, including

•         interviewing relevant Talisman management and staff;

•         obtaining an understanding of the management systems, processes and controls used to generate, aggregate and report the data at Talisman’s regional operations and head office;

•         examining relevant internally and externally generated documents and records, including correspondence with external parties;

•         comparing the Company’s assertions to publicly available third party information;

•         testing and recalculating performance data on a sample basis; and

•         assessing the information for consistency with our knowledge of Talisman’s overall operations.

We carried out our review work on the HSE performance indicators at Talisman’s offices in Calgary, Canada; Aberdeen, Scotland; and Stavanger, Norway. Our work in Calgary included face-to-face, as well as video conference, meetings with Talisman Malaysia HSE personnel. We did not visit all of Talisman’s international locations. Information relating to these operations was collated and reviewed at the Calgary head office.

36     2007 CORPORATE RESPONSIBILITY REPORT

  Social Performance Data

KPI	Country	2007	2006	2005	Notes
Workforce Practices
Number of full-time equivalent	Canada	1,716	1,612	1,508	As of December 31, 2007.
permanent employees	US	68	67	34
LA1	UK	333	307	275
	Netherlands	4	4	4
	Norway	186	148	104
	Indonesia	40	38	36
	Malaysia/Vietnam	265	205	171
	Trinidad and Tobago	2	4	4
	Peru	22	—	—
	Qatar	2	3	1
	Other	0	0	1
	Total	2,638	2,388	2,138

Number of full-time equivalent	Canada	76	26	120	Bracketed values reflect the elimination of
positions added	US	1	2	27	unfilled positions from previously planned
LA2	UK	11	85	21	workforce.
	Norway	29	63	11
	Indonesia	0	0	(7)
	Malaysia/Vietnam	85	3	12
	Trinidad and Tobago	0	0	0
	Peru	23	—	—
	Qatar	0	1	—
	Other	0	0	(3)
	Total	225	180	181

Voluntary turnover rate	Global	4.7	6.8	3.5	Percentage.
LA2

Number of new graduates hired	Canada	26	28	20
	UK	6	3	2
	Malaysia/Vietnam	4	8	4
	Total	36	39	26

Number of cooperative education	Canada	100	105	111
and summer students hired	US	0	0	1
	UK	5	18	18
	Norway	7	2	2
	Malaysia/Vietnam	6	0	2
	Trinidad and Tobago	0	0	2
	Total	118	125	136

Number of temporary	Global	2,126	2,016	1,680	As of December 31, 2007.
or contractor staff
LA1

Number of employees in flexible work arrangements	Global	146	110	100	Includes teleworking and part-time employees.
Number of employees represented by	Canada	47	45	25	See page 31 for more information.
independent trade union organizations	Norway	72	70	58
LA4	Total	119	115	83

Composition of executive management	Board of Directors	9M 1F	8M 1F	10M 1F	M-Male F-Female.
and corporate governance bodies	Executive Committee	7M 1F	7M 1F	7M 1F
LA13

 Global Reporting Initiative

PricewaterhouseCoopers LLP has reviewed the data on pages 36 to 40 noted in bold. See page 35 for more information. Some numbers have been rounded for reporting.

2007 CORPORATE RESPONSIBILITY REPORT     37

KPI	Country	2007	2006	2005	Notes
Training and Development
Technical and personal development	Global	6.1	4.8	3.9	$ million. Includes educational assistance,
training expenditures					personal development and technical training
LA10					costs but not employee time. Technical training may include contract staff in some locations.

Number of employees registered	Canada	390	489	400
in personal development programs	US	68	1	13
LA10	UK	135	169	151
	Netherlands	0	1	—
	Norway	36	24	—
	Indonesia	14	5	0
	Malaysia/Vietnam	178	52	31
	Total	821	741	595

Number of employees receiving support	Canada	55	68	66	Includes some employees enrolled in
through educational assistance program	US	0	1	—	formalized degree programs.
LA10	UK	7	8	1
	Indonesia	1	—	—
	Malaysia/Vietnam	8	4	—
	Total	71	81	67

Number of employees	Canada	820	545	485
using fitness subsidy	US	25	—	—
	UK	133	109	81
	Norway	61	85	31
	Malaysia	41	29	28
	Total	1,080	768	625

Ethical Business Conduct
Number of Certificates of Compliance	North America	2,723	2,708	2,390	Includes permanent and contract employees.
with PBCE received	North Sea	1,071	910	725
HR4	Southeast Asia	650	609	569
	Rest of World	42	43	35
	Total	4,486	4,270	3,719

Number of potential exceptions to PBCE	Global	9	11	16	See page 3 for more information.

Amount of money paid to political parties	Canada	39,600	36,000	34,600	C$.

Community Investments
Community contributions	Canada	3,550	3,590	3,039	Thousands of Canadian dollars. Includes
	US	255	299	233	corporate contributions in both operated and
	UK	744	586	570	larger non-operated international projects.
	Norway	165	169	—	Project information and spending details on
	Indonesia	379	547	395	these non-operated properties provided
	Malaysia	66	30	98	by the operator.
	Vietnam	16	32	—
	Algeria	18	59	64
	Trinidad and Tobago	280	296	502
	Colombia	88	62	199
	Peru	366	158	77
	Qatar	27	0	12
	Sudan	262	359	389
	Total	6,216	6,187	5,578

38     2007 CORPORATE RESPONSIBILITY REPORT

  Health, Safety and Environment Performance Data 1

KPI	Country	2007		2006	2005	Notes
Energy
Energy use	Canada	20,798,000		20,559,000	20,465,000	Gigajoules. Total energy use at operated facilities including combustion, flaring and electrical power purchases.
EN3, EN4	US	179,000		—	—
	UK	33,815,000		32,520,000	30,054,000
	Norway	2,664,000		2,715,000	2,332,000
	Malaysia	38,817,000		31,050,000	29,081,000
	Total	96,273,000		86,844,000	81,932,000

Production energy intensity	Canada	0.196		0.197	0.204	Gigajoules/boe.
EN3	US	0.026		—	—
	UK	0.697		0.636	0.562
	Norway	0.288		0.258	0.207
	Malaysia	1.314		0.788	0.772

Emissions
CO2 equivalent emissions [2]	Canada	2,435,000		2,481,000	2,479,000
EN16	US	42,000		—	—
	UK	2,123,000		2,036,000	1,862,000
	Norway	169,000		162,000	138,000
	Malaysia	5,555,000		2,958,000	2,811,000
	Total	10,324,000		7,637,000	7,290,000

CO2 emissions [2]	Canada	1,450,000		1,479,000	1,563,000
EN16	US	9,500		—	—
	UK	1,989,000		1,909,000	1,746,000
	Norway	164,000		157,000	134,000
	Malaysia	4,475,000	-	2,836,000	2,702,000
	Total	8,087,500		6,381,000	6,145,000

CH4 emissions [2]	Canada	44,780		45,500	41,500
EN16	US	1,510		—	—
	UK	3,900		4,300	3,800
	Norway	180		210	170
	Malaysia	50,970		5,600	5,000
	Total	101,340		55,610	50,470

N2O emissions [2]	Canada	145		149	145
EN16	US	2		—	—
	UK	171		119	117
	Norway	2		3	3
	Malaysia	31		18	15
	Total	351		289	280

Production carbon intensity	Canada	0.023		0.024	0.025	Tonnes CO2 equivalent emissions/boe.
EN16	US	0.006		—	—
	UK	0.044		0.040	0.035
	Norway	0.018		0.015	0.012
	Malaysia	0.188		0.075	0.075

Water
Freshwater diversion under licence	Alberta	903,000		998,000	1,119,000	m3. As reported to Alberta Environment.
EN8						Includes some estimates.

1   Base data used to calculate Energy, Emissions and intensity-based KPI’s include both measured and production-based estimates. Certain performance measurements for 2005 and 2006 have been restated as a result of enhancements to calculation methodology.

2   Tonnes. Includes combustion and non-combustion sources. Numbers may vary from those reported to regional authorities due to differences in reporting criteria.

2007 CORPORATE RESPONSIBILITY REPORT     39

KPI	Country	2007	2006	2005	Notes
Waste Management
and Site Restoration
Waste intensity	Canada	74.3	64.1	42.6	Tonnes/mmboe. Excludes drilling and
EN22	UK	120.6	91.2	78.8	remediation, wastes and bulk liquids. Canadian
	Norway	35.5	27.0	34.0	values reflect Alberta operations only.
	Malaysia	7.0	5.6	3.6

Waste recycling	UK	33	37	36	Percentage of waste generated.
EN22	Norway	92	70	60

Oil content of produced water	UK	16.6	22.6	25.0	mg/L. Values may not be directly comparable
discharged to sea	Norway	8.4	10.8	9.4	across regions and reporting years. Analytical
EN21	Malaysia	20.1	22.7	19.6	methods vary according to jurisdictional requirements.

Reclamation and	Canada	25	25	19	$ million.
remediation expenditures
EN23

Well abandonment	Canada	93	54	92	A well abandonment is defined as the
	US	4	0	1	permanent closure of an historically producing
	UK	0	7	0	well.
	Norway	0	0	0
	Total	97	61	93

Soil treated and recycled	Canada	6,197	7,061	11,560	Tonnes. As treated at Talisman’s Diamond
					Valley Soil Treatment Facility in Alberta.

Land Use
Amount of undeveloped land owned,	Global	22,507	21,227	21,144	Thousands of acres net. See Talisman’s 2007
leased or managed					Annual Information Form, page 22
					for more information.

Major Incidents
Major incidents of non-compliance EN28	Global	0	0	0	Major incidents are defined as any case where charges were laid or expected to be, by a recognized regulatory authority as a result
					of actual health, safety or environmental impact.
					See page 9 for more information.

Spills
Spill intensity	Canada	2.38	3.12	3.35	Number of spills/mmboe.
EN23	US	0.15	0.29	0.60
	UK	1.98	1.31	0.65
	Norway	1.95	1.33	0.62
	Malaysia	0.07	0.03	0.00

Average spill volume	Canada	4.0	3.5	3.5	m3.
EN23	US	5.6	0.1	0.8
	UK	1.3	1.0	0.8
	Norway	0.1	0.7	0.1
	Malaysia	32.6	0.1	0
Occupational Health
and Safety
Lost time injury frequency	Global	0.33	0.39	0.43	Global aggregate: number of lost time injuries
LA7					per 200,000 exposure hours. Includes certain contractors in the UK, Norway, Malaysia and Indonesia.

Fatalities	Global	1	7	0	See page 8 for more information on 2007
LA7					fatality. Includes contractors. See page 23 of 2006 Corporate Responsibility Report for information on 2006 fatalities.

Life-threatening occupational injuries	Global	0	2	0	See page 9 for more information.
LA7					Includes contractors.

40     2007 CORPORATE RESPONSIBILITY REPORT

  Economic Performance Data 1

KPI	Country	2007	2006	2005	Notes
Production [2]	Canada	175.0	188.4	191.3	mboe/d.
	US	14.2	16.5	17.4
	UK	112.9	120.1	122.2
	Netherlands	3.8	3.5	3.3
	Norway	30.6	31.8	26.8
	Denmark	2.3	3.1	0.4
	Indonesia	49.3	44.9	36.3
	Malaysia	36.3	46.2	43.8
	Vietnam	1.2	1.8	2
	Australia	5.2	7.3	0.7
	Algeria	13.2	12.4	15.3
	Tunisia	1.1	0.8	0.1
	Trinidad and Tobago	6.4	8.4	10.1
	Total	451.5	485.2	469.7

Financial Performance
Gross sales revenue [2]	Canada	2,907	3,192	3,730	$ million. Gross sales revenue from oil, natural gas
EC1	US	246	295	399	and natural gas liquids before hedging and royalties.
	UK	2,918	2,919	2,654
	Netherlands	72	70	52
	Norway	826	809	604
	Denmark	77	81	10
	Indonesia	981	874	661
	Malaysia	916	1,025	833
	Vietnam	34	36	33
	Australia	166	190	—
	Algeria	398	304	347
	Tunisia	40	17	2
	Trinidad and Tobago	175	218	229
	Total	9,756	10,030	9,554

Indirect Economic Impacts [2]
Exploration and	Canada	1,620	2,215	1,501	$ million. The majority of expenditures in Other relates to unallocated head office exploration costs. UK 2006 total includes $6 million spent in Germany.
development expenditures	US	230	265	158
EC8	UK	1,251	1,212	848
	Netherlands	31	12	17
	Norway	601	324	167
	Denmark	12	9	—
	Indonesia	32	76	56
	Malaysia	350	200	220
	Vietnam	127	41	27
	Australia	3	14	2
	Algeria	29	70	26
	Tunisia	9	4	1
	Trinidad and Tobago	98	84	72
	Colombia	8	3	24
	Peru	22	3	20
	Qatar	4	22	14
	Other	18	24	26
	Total	4,445	4,578	3,179

Employee remuneration	Canada	378	347	325
EC3	US	11	9	5	$ million. Expatriate remuneration is included in
	UK	84	71	63	the home country totals. UK data have been restated
	Netherlands	0.7	0.6	0.6	for 2005 and 2006 to reflect benefit costs that
	Norway	28	20	13	were previously omitted.
	Indonesia	0.8	0.6	0.6
	Malaysia/Vietnam	19	15	12
	Total	521.5	463.2	419.2

1    Except where noted by bold font, the economic performance data presented here, have been extracted from Talisman’s audited Consolidated Financial Statements for the year ended December 31, 2007, with the exception of production statistics.

2    Includes continuing and discontinued operations.

2007 CORPORATE RESPONSIBILITY REPORT     41

  GRI Reference Indicators

Talisman’s 2007 Corporate Responsibility Report has been prepared in accordance with the Global Reporting Initiative (GRI)’s G3 Sustainability Reporting Guidelines, Application Level A+. GRI’s voluntary guidelines include both core and optional requirements that Talisman must strive to meet to achieve accordance. Talisman’s efforts in achieving these requirements are marked in the GRI Content Index below along with page numbers for more information.

	Section	Page		Section		Page			Page
Strategy and Analysis	1.1	1-2	Governance, Commitments and Engagement				Stakeholder Engagement	4.14	IFC
	1.2	1-2	Governance	4.1		3		4.15	IFC
				4.2		IBC		4.16	24-27
Organizational Profile	2.1-2.10	IFC		4.3		MPC		4.17	24-27
				4.4		MPC	Disclosure on Management Approach
Report Parameters and Profile	3.1-3.4	IFC		4.5		AIF
				4.6		3	Economic		32-34
Report Scope and Boundary	3.5-3.11	IFC		4.7		AIF
				4.8		3-5	Environmental		12-19
GRI Content Index	3.12	41		4.9		3-5	Product Responsibility		*
				4.1	0	AIF	Labour Practices		28-31
Assurance	3.13	35
			Commitments to	4.11		12-19	Human Rights		20-23
			External Initiatives	4.12		44	Society		20-31
				4.13		44

	Core	Page	Additional	Page		Core	Page	Additional	Page
Economic					Labour/Management Relations	LA4	36
Economic Performance	EC1	40				LA5	36
	EC2	12-13			Occupational Health and Safety	LA7	39
	EC3	28-31				LA8	8-11
	EC4	*			Training and Education	LA10	37	LA11	28-31
Market Presence	EC6	40			Diversity and Opportunity	LA13	36
	EC7	28-31				LA14	**
Indirect Economic Impact	EC8	40			Strategy and Management	HR1	20-23
Environmental						HR2	3-5	HR3	3-5
Materials	EN1	39			Non-Discrimination	HR4	3-5
	EN2	39
					Freedom of Association and Collective Bargaining	HR5	28-31
Energy	EN3	38
	EN4	38	EN6	15	Child Labour	HR6	28-31
Water	EN8	38	EN9		Forced and Compulsory Labour	HR7	28-31
			EN10		Security Practices	HR8	20-23
Biodiversity	EN11	16-19	EN13	16-19	Indigenous Rights	HR9	20-23
	EN12	16-19	EN14	16-19	Community	SO1	24-27
Emissions, Effluents and Waste	EN16	38			Corruption	SO2	3-5
	EN17	38	EN18	12-15		SO3	3-5
	EN19	38				SO4	3-5
	EN20	38			Public Policy	SO5	3-5	SO6	4
	EN21	39			Compliance	SO8	9, 39
	EN22	39			Customer Health and Safety	PR1	*
	EN23	39			Products and Services	PR3	*
Products and Services	EN26	*			Marketing Communications	PR6	*
	EN27	*			Customer Privacy
Compliance	EN28	39			Compliance	PR9	*
Social
Employment	LA1	36	LA3	28-31
	LA2	36

*     Indicator not material to the Company due to the nature of the business. For a description of the Company and its operations, see the AIF.

**   Data not available due to lack of data systems to generate the required information. The Company will review all key performance indicators in 2008 and will consider this indicator for potential inclusion in the 2008 Report.

IFC = Inside Front Cover

IBC = Inside Back Cover

AIF = 2007 Annual Information Form

MPC = 2007 Management Proxy Circular

For more information about Talisman and its corporate documents, visit www.talisman-energy.com.

For more information about the GRI, visit www.globalreporting.org.

42     2007 CORPORATE RESPONSIBILITY REPORT

  Advisories

Forward-Looking Information

This Corporate Responsibility Report contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. Forward-looking information is included throughout this Corporate Responsibility Report, including, among other places, under the headings “Who We Are”, “Report to Stakeholders”, “Health, Safety and Environment Management Systems”, “Occupational Health and Safety”, “Emissions”, “Exploration and Development in Sensitive Areas”, “Security and Human Rights”, “Community and Stakeholder Relations”, “Recruitment and Retention” and “Financial and Operating Statistics”. This forward-looking information includes, among others, statements regarding:

•         estimates of production growth and operations performance;

•         anticipated corporate responsibility, health, safety and environment management systems;

•         business strategy, business strategy review and plans;

•         business plans for drilling, exploration and development and estimated timing;

•         the merits or anticipated outcome or timing of pending litigation;

•         forecasted emissions, compliance costs and possible emissions reductions projects and their performance;

•         planned economic engagement projects;

•         planned community investment, including anticipated amounts of contributions;

•         expected timing and results of compensation review;

•         expected training frameworks, workshops and development of scholarship programs; and

•         other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this Corporate Responsibility Report. Information regarding oil and gas reserves, business plans for drilling, exploration, development, and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Corporate Responsibility Report. The material risk factors include, but are not limited to:

•         the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

•         risks and uncertainties involving geology of oil and gas deposits;

•         the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•         the uncertainty of estimates and projections relating to production, costs and expenses;

•         potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•         the risk that adequate pipeline capacity to transport gas to market may not be available;

•         fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•         the outcome and effects of any future acquisitions and dispositions;

•         the ability of the Company to integrate any assets it may acquire or the performance of those assets;

•         health, safety and environmental risks;

•         uncertainties as to the availability and cost of financing and changes in capital markets;

•         uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

•         risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•         competitive actions of other companies, including increased competition from other oil and gas companies;

•         changes in general economic and business conditions;

•         the effect of acts of, or actions against, international terrorism;

•         the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•         results of the Company’s risk mitigation strategies, including insurance and any hedging activities; and

•         the Company’s ability to implement its business strategy.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the heading “Management’s Discussion and Analysis-Risk Factors” and elsewhere in the Company’s 2007 Annual Financial Report. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

2007 CORPORATE RESPONSIBILITY REPORT     43

Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the SEC. US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves. Probable reserves, which Talisman also discloses voluntarily, have been calculated using the definition of probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress (‘SPE/WPC’). Talisman’s estimates of proved reserves and probable reserves are based on the same price assumptions. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading ‘Note Regarding Reserves Data and Other Oil and Gas Information’ in Talisman’s Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this Corporate Responsibility Report reflects Talisman’s estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this Corporate Responsibility Report.

Throughout this Corporate Responsibility Report, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Talisman makes reference to production volumes throughout this Corporate Responsibility Report. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars unless otherwise indicated. Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles (GAAP) that may differ from generally accepted accounting principles in the US. See the notes to Talisman’s Consolidated Financial Statements for information concerning differences between Canadian and US generally accepted accounting principles.

Non-GAAP Financial Measures

Included in this Corporate Responsibility Report are references to financial measures commonly used in the oil and gas industry, such as cash flow and earnings from continuing operations. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of cash flow and earnings from continuing operations may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. A reconciliation of cash provided by operating activities to cash flow follows.

Years Ended December 31 ($ millions, except per share amounts)	2007	2006	2005
Cash flow from operating activities	4,070	4,374	4,871
Changes in non-cash working capital	257	374	(199)
Cash flow [3]	4,327	4,748	4,672
Per share [3]	4.19	4.35	4.23

Earnings from continuing operations is calculated by adjusting the Company’s net income per the financial statements for certain items of a non-operational nature, on an after tax basis. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. A reconciliation of net income to earnings from operations follows.

Earnings from Operations

Years ended December 31, ($ millions, except per share amounts)	2007	2006	2005
Net income	2,078	2,005	1,561
Operating income from discontinued operations	148	279	341
Gain on disposition of discontinued operations	884	356	–
Net income from discontinued operations	1,032	635	341
Net income from continuing operations	1,046	1,370	1,220
Unrealized loss on held-for-trading instruments	49	–	–
Realized gain on Canadian Oil Sands Trust units	(19)	–	–
Stock-based compensation (tax adjusted) [1,2]	(10)	32	447
Future tax (charge)/recovery of unrealized foreign exchange gains/(losses) on foreign denominated debt [2]	100	(27)	50
Future tax rate reductions and other [2]	(188)	126	2
Earnings from continuing operations [3]	978	1,501	1,719
Per share [3]	0.95	1.37	1.56

Prior years have been restated to reflect the results of discontinued operations.

1   Stock-based compensation expense relates to the closing value of the Company’s share price and the relationship to its outstanding stock options and cash units as at December 31. The Company’s stock-based compensation expense or recovery is based on the difference between the Company’s share price and the exercise price of its stock options and cash units.

2   Tax adjustments include the impact of Canadian corporate tax rate reductions and a 10% supplemental tax increase in the UK in 2006, as well as future taxes relating in part to unrealized foreign exchange gains associated with the impact of a stronger Canadian dollar on foreign denominated debt and insurance expenses.

3   This is a non-GAAP measure.

44     2007 CORPORATE RESPONSIBILITY REPORT

  Glossary and Abbreviations

Barrel or bbl  Petroleum industry standard barrel equalling 0.159 m3 boe  Barrel of oil equivalent

CO2e  Carbon dioxide equivalent

Corporate Responsibility  Defined by the World Business Council for Sustainable Development as the continuing commitment by business to behave ethically and contribute to economic development while improving the quality of life of the workforce and their families as well as the local community and society at large.

EU  European Union

Environmental Audit  Systematic, documented verification process of objectively obtaining and evaluating audit evidence to determine whether specified environmental activities, events, conditions, management systems or information about these matters conform with audit criteria.

Environmental Impact Assessment or EIA
A set of activities designed to contribute pertinent environmental information to project or program decision-making.

Gigajoules or GJ  10[9] joules or a billion joules

Global Compact  An initiative launched by Kofi Annan, former Secretary General of the United Nations, to engage the private sector in helping address common issues of environmental protection, human rights and labour.

Global Reporting Initiative or GRI  A multi-stakeholder process and independent institution whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines.

Kyoto Protocol  The UN Framework Convention on Climate Change (UNFCCC) was adopted in Kyoto on December 11, 1997. It contains quantified GHG emissions limitation and reduction commitments, expressed in CO2 equivalent, for signatory countries.

Lost Time Injuries  Injuries that result in workers being unable to report for their next work shift.

m3  Cubic metres

mboe/d  Thousand barrels of oil equivalent per day

mcf  Thousand cubic feet

Megawatt or MW  10[6] watts or a million watts

mg/L  Milligram per litre

mmboe  Million barrels of oil equivalent

mmbtu  Million British thermal units

mmcf/d  Million cubic feet per day

Non-Government Organizations or NGO Groups with mutual interests and objectives that are non-profit and independent of government.

Operator  Company appointed by the co-venturers in a licence to manage the exploration for and, if successful, the production of oil/gas on behalf of the co-venturers.

Production Carbon Intensity or PCI  The mass of carbon dioxide emissions emitted during the production of each unit of oil and gas. The GHG potentials of other GHG are included in the calculation.

Production Energy Intensity or PEI  Energy consumed in the production of each unit of oil and gas.

Reclamation  The process of converting lands disturbed by oil and gas activities to other productive land uses, involving reshaping areas to a stable configuration, establishment of drainage systems, placement of topsoil or plant growth media and revegetation through planting or seeding.

UK  United Kingdom

UN  United Nations

US  United States of America

Who We Are

TALISMAN ENERGY INC. is an oil and gas exploration and production company with headquarters in Calgary, Alberta, Canada.

Established as an independent company in 1992, Talisman has grown production from 50,000 boe/d in 1992 to approximately 452,000 boe/d in 2007. The Company’s three core areas are North America, the North Sea and Southeast Asia. Talisman has a goal of 5-10% annual production growth, which it expects to achieve from existing and planned projects through the medium term.

Longer term, the Company believes the diversity of its asset base will provide significant growth opportunities. In North America, Talisman is a leading deep gas explorer and has significant unconventional natural gas potential. In the North Sea, the Company operates over 40 oil fields and has extensive exploration acreage in Norway. In Southeast Asia, Talisman has substantial long-life natural gas reserves and highly prospective exploration acreage.

Talisman is committed to conducting its business safely, in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and is also included in the Dow Jones Sustainability (North America) Index. Talisman is the first Canadian company to join the Voluntary Principles on Security and Human Rights Plenary Group.

Talisman is listed on both the Toronto Stock Exchange and New York Stock Exchange under the symbol TLM. Talisman is also part of the S&P/TSX 60 Index. At year end, the Company’s enterprise value (market value of common shares plus book value of debt) was more than $20 billion, with 1,019 million shares outstanding.

HOW WE REPORT

About this Report  This Report focuses on Talisman’s corporate responsibility priorities set out in the Company’s Policy on Business Conduct and Ethics (the Policy or the PBCE), including ethical business conduct; employee practices; health, safety and the environment; human rights; and community relations. The Report is a measurement and performance management tool. It is not intended to be an exhaustive review of all activity that Talisman has undertaken or supported. Rather, Talisman aims to illustrate through the Report the breadth and scope of corporate responsibility-related action that has been taken, and is being taken, to manage the Company’s risks.

The key performance indicators reported in this document assist the Company in measuring its performance against certain corporate responsibility goals and objectives. Wherever possible, country-specific data have been used, while regional and aggregate data have also been included. Unless otherwise indicated, figures are reported in metric units and all financial information is reported in Canadian dollars. Readers are referred to the advisories, definitions and abbreviations at the back of this Report.

Talisman Energy Inc.’s subsidiaries conduct business in various parts of the world. For ease of reference, the terms Talisman and Company are used in this Report to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless indicated otherwise. References to production, reserves, acreage and drilling are gross (before royalty) numbers, unless otherwise indicated. An independent third party, PricewaterhouseCoopers LLP (PwC), has reviewed the data noted in bold contained in the Social Performance Data Tables on pages 36 to 40 of this Report.

Reporting period  This Report deals with the Company and its wholly owned subsidiaries operating around the world from January 1, 2007 to December 31, 2007. Talisman’s last Report was published in April 2007 and the next edition is scheduled for publication in April 2009.

Stakeholders  The Company defines its stakeholders as its employees, shareholders, suppliers, service providers, and those communities, indigenous groups, investors, debtholders, governments, regulators and non-governmental organizations (NGOs) affected by, or that can affect, Talisman’s operations.

  Going Further Throughout the World

What does “Going Further” mean to Talisman? It means building on a solid foundation in corporate responsibility and further integrating the Company’s commitments into decision-making and day-to-day activities, ultimately resulting in more profitable and sustainable operations. Going Further is what Talisman employees do every day, around the world.

In 2007, 95% of Talisman’s production came from three core areas: North America, the North Sea and Southeast Asia. Approximately 53% of Talisman’s production is high quality crude oil and liquids and 47% is natural gas.

   Corporate Information

BOARD OF DIRECTORS

Douglas D. Baldwin [2,3,4,6]
Alberta, Canada
Chairman, Talisman Energy Inc.

William R.P. Dalton [1,5]

Arizona, United States

Kevin S. Dunne [3,5,6]
British Virgin Islands

John A. Manzoni [2]
Alberta, Canada

Lawrence G. Tapp [4]
British Columbia, Canada

Stella M. Thompson [2,4,5]
Alberta, Canada

John D. Watson [1,5]
Alberta, Canada

Robert G. Welty [1,3]
Alberta, Canada

Charles R. Williamson [3,4]
California, United States

Charles W. Wilson [1,2,6]
Colorado, United States

1   Member of Audit Committee

2   Member of Executive Committee

3   Member of Governance and Nominating Committee

4   Member of Management Succession and Compensation Committee

5   Member of Pension Funds Committee

6   Member of Reserves Committee

EXECUTIVE

John A. Manzoni
President and
Chief Executive Officer

A. Paul Blakeley
Executive Vice-President,
International Operations (East)

Philip D. Dolan
Vice-President, Finance and
Chief Financial Officer

Ronald J. Eckhardt
Executive Vice-President,
North American Operations

T. Nigel D. Hares
Executive Vice-President,
International Operations (West)

Robert M. Redgate
Executive Vice-President,
Corporate Services

M. Jacqueline Sheppard
Executive Vice-President,
Corporate and Legal, and
Corporate Secretary

John ‘t Hart
Executive Vice-President,
Exploration

annual and special meeting

The annual and special meeting of shareholders of Talisman Energy Inc. will be held at 10:30 am on Wednesday, April 30, 2008 in the Exhibition Hall, North Building of the Telus Convention Centre, 136 8th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by Internet, or (iii) by signing and returning the Form of Proxy or Voting Instruction Form mailed with the Management Proxy Circular.

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